EXHIBIT 3

SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
1. OVERVIEW
2. FINANCIAL RESULTS OF OPERATIONS
3. OTHER INCOME AND EXPENSES
4. FINANCIAL CONDITION AND LIQUIDITY
5. STRATEGY
6. RISKS AND UNCERTAINTIES
7. MARKETS
MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS
REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Nature of Operations and Summary of Significant Accounting Policies
2. Change in Accounting Policies
3. Business Acquisitions
4. Business Segments
5. Write-downs of Mining Interests
6. Investment and Other Business Income
7. Income and Resource Taxes
8. Inventories
9. Other Assets
10. Property, Plant and Equipment
11. Long-term Debt and Capital Leases
12. Deferred Credits and Other Liabilities
13. Share Capital
14. Financial Instruments with Off-Balance Sheet Risk and Fair Value of Financial Instruments
15. Commitments and Contingencies
16. Pension Plans
17. Supplementary Information
18. Subsequent Events
Consent of Ernst & Young LLP
Section 906 Certification
F/S and MD&A for year ended Dec 31, 2002(Cdn GAAP)

EXHIBIT 3

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected financial data in Table I has been derived from the consolidated financial statements of the Corporation which have been prepared in accordance with accounting principles generally accepted in Canada. All amounts are in millions of U.S. dollars except for per share amounts.

	Years ended December 31(1)(2)

	2002	2001	2000

Sales	$1,259	$1,266	$1,464
Operating earnings (loss)	159	(186)	(575)
Net earnings (loss)	119	(188)	(347)
Per common share:
Net earnings (loss)	0.30	(0.62)	(1.10)
Diluted net earnings (loss)	0.30	(0.62)	(1.10)
Cash dividends	0.10	0.10	0.10

	December 31(1)(2)

	2002	2001	2000

Total assets	$4,018	$2,658	$3,012
Cash and short-term investments	546	440	340
Long-term debt and capital leases, including current portion	686	583	620
Deferred credits and other liabilities	229	170	157
Shareholders’ equity	2,402	1,597	1,817

1)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. This change was applied retroactively with restatement of 2001 comparative figures. The impact of the change in 2001 was to increase operating loss and net loss by $8 million or $0.03 per share. The change had no impact in 2000.

2)	Amounts in this table reflect the following significant transactions:

(i)	Effective January 1, 2000, the adoption of Canadian Institute of Chartered Accountants Handbook (“CICA”) Section 3465, Income Taxes, which resulted in a reduction in opening retained earnings of $287 million.

(ii)	Effective October 1, 2000, the adoption of CICA Emerging Issues Committee Abstract of Issue Discussed EIC-113, Accounting by Commodity Producers for Written Call Options. Under EIC-113, call options that are not part of a put/call collar strategy (“net call position”) are marked-to-market with the change in value recorded in earnings currently.

(iii)	In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. This resulted in a pre-tax gain of $76 million ($49 million after tax) on a discounted basis.

(iv)	In 2000, Placer Dome recorded write-downs of $839 million ($634 million after tax) to reflect the impairment in the value of certain mine assets including $651 million for Getchell, $119 million for Las Cristinas, $39 million for Osborne, $18 million for Porgera, $6 million for La Coipa, $3 million for Bald Mountain and $3 million for the Mulatos property.

(v)	In 2001, Placer Dome recorded write-downs and provisions totalling $331 million (with nil tax effect), including $320 million for the Getchell Mine and $8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset.

(vi)	On December 31, 2002, Placer Dome completed its acquisition of AurionGold Limited, by issuing 77,934,094 shares and cash of $63 million. This increases the Corporation’s ownership in the Granny Smith and Porgera Mines to 100% and 75% from 60% and 50% respectively as well as adding the Paddington and Kundana mills and related gold mines (collectively “Kalgoorlie West”) and the Henty and Kanowna Belle gold mines to the company’s holdings.

(vii)	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.

At February 19, 2003, 408,819,927 common shares of the Corporation were outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The Management’s discussion and analysis (“MD&A”) provides a detailed analysis of Placer Dome’s business and compares its 2002 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements and its related notes that begin on page 31 of this report. The Corporation prepares and files with various Canadian regulatory authorities its consolidated financial statements and MD&A in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). The Corporation also prepares U.S. dollar consolidated financial statements and MD&A in accordance with U.S. GAAP for Annual Information Form and U.S. regulatory purposes (See note 1 of the consolidated financial statements for more information).

The MD&A is comprised of eight key sections. The Overview provides a high level summary of Placer Dome’s financial results, operating performance and financial condition. The Financial Results of Operations section provides a detailed analysis of sales and mine operating earnings, including a review of mine-by-mine gold and copper production, costs and outlook. The Other Income and Expenses section reports on items outside of the mining operations that impact Placer Dome’s net earnings (loss) for the year. The Financial Condition and Liquidity section describes Placer Dome’s cash position and investing activities, as well as its forward sales and options program for metal sales and foreign currency. The Strategy section describes Placer Dome’s strategic plan, achievements in its focus areas and short and long term strategic targets. In Risks and Uncertainties, the risks associated with the business are identified, and the risk management programs in place to manage and mitigate exposures are discussed. The Markets section discusses the global supply and demand fundamentals impacting the business in the year and in the year ahead. And finally, the Outlook section outlines Placer Dome’s 2003 view of production and costs, capital expenditures, exploration and development priorities, and earnings sensitivities

All amounts are in millions of U.S. dollars, except where otherwise indicated.

	2002	2001	2000

Sales	1,259	1,266	1,464
Mine operating earnings
Gold	271	237	340
Copper	44	59	82
Other	(9)	(10)	(3)

	306	286	419

Net earnings (loss)	119	(188)	(347)
Cash flow from operation	339	356	365

Gold
Consolidated production (000s ozs) (i)	2,852	2,834	3,101
Cash cost ($/oz) (i)	180	184	180
Total cost ($/oz) (i)	237	242	239
Consolidated sales (000s ozs)	2,809	2,933	3,170
Price realized ($/oz)	342	326	347
London spot price ($/oz)	310	271	279

Copper
Consolidated production (000s lbs)	427,477	417,160	430,210
Cash cost ($/lb)	0.46	0.45	0.45
Total cost ($/lb)	0.60	0.60	0.64
Consolidated sales (000s lbs)	431,162	420,338	436,645
Price realized ($/lb)	0.71	0.74	0.82
London spot price ($/lb)	0.71	0.72	0.82

(i)  Placer Dome’s share of gold production, cash and total production costs were 2,823,000 ozs, $180/oz and $237/oz in 2002, 2,756,000 ozs, $184/oz. and $242/oz in 2001, and 2,984,000 ozs, $177/oz and $236 /oz in 2000.

1. OVERVIEW

•	Consolidated net earnings under Canadian GAAP for 2002 were $119 million or $0.30 per share compared with a loss of $188 million or $0.62 per share in 2001 and a loss of $347 million or $1.10 per share in 2000.

•	On October 22, 2002, Placer Dome announced that it had acquired a controlling interest of 56% of the outstanding shares of AurionGold Limited (“AurionGold”). Accordingly, the results of operations of AurionGold have been included in the accompanying financial statements from October 31, 2002 forward. At year end, this interest had increased to 100% of AurionGold. The acquisition increases Placer Dome’s ownership in the Granny Smith and Porgera gold mines to 100% and 75% from 60% and 50% respectively, includes the Paddington and Kundana mills and related gold mines (collectively “Kalgoorlie West”) as well as the Kanowna Belle and Henty gold mines in Australia and provides significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It will add approximately 1 million ounces of gold to Placer Dome’s annual production. Placer Dome also expects to realize synergies, over time, of $25 million, after-tax, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational benefits. With the completion of the acquisition, Placer Dome is pressing ahead with the integration including the closing of now redundant offices.

•	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Kinross Bell Creek mill. Placer Dome owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest.

•	In 2002, Placer Dome’s net earnings were impacted by an unrealized non-hedge derivative loss of $12 million primarily related to the AurionGold precious metal program. In 2000, net earnings included a $49 million gain on the sale of Zaldivar water rights.

•	In 2002, Placer Dome did not record any write-downs. In 2001 it recorded write-downs totalling $331 million, mostly comprised of $320 million related to the Getchell project after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. In 2000, the company recorded write-downs totalling $634 million relating to Getchell, Las Cristinas, Osborne, Porgera, La Coipa and Bald Mountain.

•	Cash flow from operations was $342 million, 6% lower than 2001 and 2000. The Corporation ended the year with $546 million in cash and short-term investments and $686 million in total debt outstanding (including $137 million as a result of the AurionGold acquisition), compared with $440 million and $585 million, respectively, at the end of 2001.

•	Under Placer Dome’s gold sales program, the Corporation realized an average price of $342 per ounce for gold, a premium of $32 per ounce over the average spot price and contributing $86 million to revenue. During 2002, excluding the impact of the AurionGold acquisition, Placer Dome successfully met its goal of reducing its ounces committed under its hedge program to 6.9 million ounces. At December 31, 2002, including the effect of the AurionGold acquisition, Placer Dome had maximum committed ounces of 12.6 million ounces under its hedge program.

•	Placer Dome’s share of gold production in 2002 was 2,823,075 ounces, including 217,694 ounces from the AurionGold properties. Consolidated gold production increased by 1% from 2001 levels due to the AurionGold acquisition and increased production at a number of operations, most notably at Granny Smith due to commencement of production at the higher grade Wallaby deposit in the fourth quarter of 2001 and at Bald Mountain as a result of increased heap leach recoveries. This was mostly offset by the closure of the Kidston mine in 2001, reduced production from Golden Sunlight as it approaches the end of its mine life, lower production due to lower grades at Cortez and a lower share of production from the Dome mine due to the formation of the Porcupine Joint Venture with Kinross. Placer Dome’s share of unit cash cost decreased by 2% to $180 per ounce. Copper production increased by 2% compared with the prior year due to higher recoveries at the Zaldivar Mine.

•	Placer Dome’s proven and probable mineral reserves as of December 31, 2002 increased by 19% over 2001 levels to 52.9 million ounces due primarily to the inclusion of reserves from the AurionGold transaction and an increase in the long term gold price assumption from $275/oz. to $300/oz. Proven and probable copper reserves decreased by 18% due to depletion and the lowering of the long term copper price assumption from $0.90/lb. to $0.85/lb.

•	Looking ahead, Placer Dome’s share of gold and copper production in 2003 is targeted at approximately 3.5 million ounces and 400 million pounds, respectively. Cash and total production costs for gold are estimated to be around $195 and $260 per ounce, respectively. Amortization of the fair value allocation of the AurionGold purchase price is responsible for $11 of the forecast $24 per ounce increase in total production costs from 2002.

Quarterly Results

		Quarters Ended(i)
		(unaudited)				Years Ended

		March 31	June 30	Sept. 30	Dec. 31	Dec. 31

2002
	Sales	$315	$287	$287	$370	$1,259
	Mine operating earnings	93	72	63	78	306
	Operating earnings	69	40	32	18	159
	Net earnings (loss)	47	38	33	1	119
	Net earnings (loss) per common share	0.13	0.11	0.08	—	0.30

2001
	Sales	$351	$311	$300	$304	$1,266
	Mine operating earnings	80	73	72	61	286
	Operating earnings (loss)	52	38	(280)	4	(186)
	Net earnings (loss)	32	22	(250)	8	(188)
	Net earnings (loss) per common share	0.09	0.05	(0.77)	0.01	(0.62)

(i)  During the fourth quarter of 2002, Placer Dome changed its accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude future estimated mining and development costs. Accordingly the results for the first three quarters of 2002 and all of 2001 have been restated.

Critical Accounting Policies

Placer Dome’s accounting policies are described in note 1 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in preparing Placer Dome’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Use of Estimates

The attached consolidated financial statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

Property, Plant and Equipment / Exploration and Development

In accordance with its accounting policies in these areas, Placer Dome capitalizes costs incurred on properties after it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan. Upon commencement of production, capitalized costs for assets in use are subject to depreciation and depletion over their estimated economic lives.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

•	mineralization or formation could be different from those predicted by drilling, sampling and similar examinations;

•	the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves;

•	declines in the market price of gold may render the mining of some or all of Placer Dome’s mineral reserves uneconomic; and

•	increases in operating mining, processing and reclamation costs could adversely affect the economic viability of mineral reserves.

Any of these factors may require Placer Dome to reduce its mineral reserve and mineral resource estimates, change its production estimates or increase its costs. Changes in reserve quantities would cause corresponding changes in amortization expense in periods subsequent to the reserve revision, and could result in impairment of the carrying amount of property, plant and equipment.

Derivatives and Hedging Activities

Placer Dome treats gold and silver forward contracts and cap agreements as hedges. Accordingly, gains and losses on these instruments are recognized in sales revenue on the forward date identified at the contract inception. Had Placer Dome not made this election, the instruments would have been recorded on the balance sheet as either assets or liabilities with measurement at fair value. Changes in the fair value of the instruments would have been recorded each period in current earnings and could have resulted in increased volatility in earnings.

2. FINANCIAL RESULTS OF OPERATIONS

PRODUCTION AND OPERATING SUMMARY

				For the year ended December 31

				Placer Dome's Share

	Placer						Production
	Dome's share		Mine	Millfeed					Cost per unit(2)
	(% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz, $/lb)
Mine	production)		earnings(1)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total

GOLD
Canada
Campbell	100%	2002	$12	357	17.5	96.1	193,150	+ 8%	172	244
		2001	$(3)	438	13.3	94.8	178,139		208	287
Dome(3)	100%	2002	(3)	1,673	2.4	91.8	118,663	-61%	245	328
		2001	1	4,122	2.6	89.3	302,795		208	268
Musselwhite	68%	2002	1	787	5.9	95.3	142,579	-10%	219	292
		2001	1	878	5.9	95.3	158,988		191	265
Porcupine(3)	51%	2002	2	1,095	3.2	91.6	101,919	—	230	285
United States
Bald Mountain	100%	2002	19	5,265	1.1	91.3	172,328	+ 59%	152	203
		2001	(10)	3,777	1.5	65.3	108,393		280	365
Cortez(4)	60%	2002	86	2,217	7.5	88.6	649,006	-9%	129	168
		2001	71	2,153	9.0	90.7	712,850		131	166
Getchell(5)	100%	2002	2	—	—	—	54,806	n/a	107	179
		2001	—	—	—	—	3,111		—	—
Golden Sunlight	100%	2002	—	2,271	2.0	78.4	111,806	-43%	279	305
		2001	5	2,338	3.2	80.9	195,507		123	249
Australia
Henty(7)	100%	2002	(1)	43	7.4	93.7	7,963	n/a	323	414
Granny Smith(7)	100%/60%	2002	46	2,505	4.3	92.5	326,894	+ 57%	124	161
		2001	20	2,180	3.3	91.1	208,306		170	181
Kalgoorlie(7)	100%	2002	(2)	516	4.0	93.9	61,841	n/a	201	330
Kanowna Belle(7)	100%	2002	1	326	5.7	90.1	69,337	n/a	147	269
Kidston(8)	70%	2001	6	2,392	1.4	86.0	103,403		166	217
Osborne(9)	100%	2002	●	1,461	1.0	79.9	38,149	-9%	●	●
		2001	●	1,487	1.1	80.2	41,706		●	●
Papua New Guinea
Misima(6)	80%	2002	14	4,757	0.9	88.4	115,638	-13%	196	213
		2001	8	4,590	1.0	89.1	133,282		186	218
Porgera(7)	75%/50%	2002	(1)	2,437	5.2	84.7	368,769	-3%	216	298
		2001	(6)	2,881	4.9	81.6	380,311		207	285
Chile
La Coipa(10)	50%	2002	1	3,172	1.1	84.7	95,989	+ 64%	224	306
		2001	(4)	3,174	0.7	82.4	58,425		212	297
South Africa
South Deep	50%	2002	13	889	7.1	96.4	194,238	+ 14%	204	241
		2001	7	678	8.1	97.2	171,126		196	235
Currency hedging		2002	(5)
		2001	(18)
Metals hedging revenue		2002	86
		2001	159
TOTAL GOLD(2)		2002	271				2,823,075	+ 2%	180	237
		2001	$237				2,756,342		184	242
COPPER
Osborne(8)	100%	2002	4	1,461	3.3	96.0	101,652	-6%	0.47	0.63
		2001	2	1,487	3.5	95.6	108,496		0.50	0.71
Zaldívar	100%	2002	42	15,961	1.0	84.4	325,825	+ 6%	0.45	0.59
		2001	50	16,458	1.2	69.6	308,664		0.43	0.56
Currency hedging		2002	(3)
		2001	—
Metals hedging revenue		2002	1
		2001	7
TOTAL COPPER		2002	$44				427,477	+ 2%	0.46	0.60
		2001	$59				417,160		0.45	0.60
Other		2002	(9)
		2001	(10)
CONSOLIDATED MINE		2002	$306
OPERATING EARNINGS(1)		2001	$286

[Additional columns below]

[Continued from above table, first column(s) repeated]

PRODUCTION AND OPERATING SUMMARY

	Estimated annual 2003

	Placer Dome's Share

	Production	Cost per unit(2)
	(ozs,	($/oz, $/lb)
Mine	000s lbs)	Cash	Total

GOLD
Canada
Campbell	193,000	181	253

Dome(3)	—	—	—

Musselwhite	161,000	199	272

Porcupine(3)	226,000	209	269
United States
Bald Mountain	97,000	172	225

Cortez(4)	594,000	141	192

Getchell(5)	89,000	172	192

Golden Sunlight	143,000	141	158

Australia
Henty(7)	95,000	183	293
Granny Smith(7)	283,000	196	271

Kalgoorlie(7)	381,000	230	300
Kanowna Belle(7)	242,000	172	285
Kidston(8)
Osborne(9)	37,000	●	●

Papua New Guinea
Misima(6)	109,000	213	226

Porgera(7)	571,000	239	329

Chile
La Coipa(10)	85,000	215	298

South Africa
South Deep	233,000	206	243

Currency hedging

Metals hedging revenue

TOTAL GOLD(2)	3,539,000	194	261

COPPER
Osborne(8)	85,000	0.55	0.73

Zaldívar	311,400	0.48	0.63

Currency hedging

Metals hedging revenue

TOTAL COPPER	396,400	0.50	0.65

Other

CONSOLIDATED MINE
OPERATING EARNINGS(1)

Notes: Refer to page 30 of this report for the notes to the Production and Operating summary. Effective January 1, 2002, Placer Dome reclassified amortization of deferred stripping costs from non-cash to cash cost in accordance with the Gold Institute’s revised disclosure standard. During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude future estimated mining and development costs. This change was applied retroactively with restatement of 2001 comparative figures. The impact of the change in 2001 was to decrease mine operating earnings by $8 million.

2002 compared with 2001

Mine operating earnings were $306 million in 2002, 7% higher than 2001 due primarily to more positive contributions from gold partially offset by lower contribution from copper.

Gold operating earnings increased by 14% in 2002 to $271 million compared with 2001 due primarily to a higher realized price per ounce. Gold sales revenue was $945 million in 2002 compared with $941 million in the prior year reflecting a 4% decline in sales volume and a $16 per ounce increase in the average realized price. Consolidated gold production increased by 1% from 2001 levels due to the AurionGold acquisition and increased production at a number of operations, most notably at Granny Smith due to commencement of production at the higher grade Wallaby deposit in the fourth quarter of 2001 and at Bald Mountain as a result of increased heap leach recoveries. This was mostly offset by the closure of the Kidston mine in 2001, reduced production from Golden Sunlight as it approaches the end of its mine life, lower production due to lower grades at Cortez and a lower share of production from the Dome mine due to the formation of the Porcupine Joint Venture with Kinross. Consolidated cash and total production costs per ounce for the year were $180 and $237, respectively, compared with $184 and $242, respectively, in 2001.

Copper operating earnings of $44 million in 2002 were 25% lower than 2001 due primarily to a 4% lower realized price per pound. Copper sales revenue was $289 million compared with $291 million in 2001, reflecting the decrease in the average realized price partially offset by a 3% increase in sales volume. Consolidated copper production was 427.5 million pounds (193,955 tonnes), up marginally from last year due to higher production from the Zaldívar Mine. Consolidated cash and total production costs per pound of copper were $0.46 and $0.60, respectively, compared with $0.45 and $0.60, respectively, in 2001. The higher costs experienced at the Zaldívar Mine were offset by lower costs at the Osborne Mine.

Canada

•	Following completion of the revised mine plan in October 2001, production at Campbell Mine in 2002 increased 8% compared with prior year due to a 32% increase in grades and a slight increase in recoveries, partially offset by an 18% decrease in throughput. Throughput was reduced to permit an increase in development work necessary to provide adequate flexibility to the operation. Ongoing mine development and continued definition of the DC Zone resulted in probable mineral reserve additions of 0.3 million ounces.

Development of the DC Zone will be initiated in 2003. The development program calls for an investment of $17 million over three years of which approximately $11 million will be spent in 2003. The DC Zone is a new mining area within the Campbell mine and lies between 5500 and 6300 feet below surface, accessed by the bottom two levels of the Reid shaft. This investment will provide access to over 300,000 ounces of mineral resources and allow exploration in surrounding areas.

The DC Zone development is the initial success resulting from the ability to explore at depth with the completion of the Reid shaft. Over the next 5 years Campbell expects to average 200,000 ounces of production at cash costs averaging $165/oz.

•	Effective July 1, 2002, Placer Dome (CLA) Limited (“PDCLA”) and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. The objective is to increase value by combining Dome’s modern operations with Kinross’ large and highly prospective land package that is expected to extend the productive life of the Dome facilities. PDCLA owns a 51% interest in and is the operator of the joint venture. The immediate focus will be on optimizing production from the combined operations. At the Dome Mine, production in the first six months of 2002 was 22% lower than the prior year period due to mechanical problems with the crushing and conveying circuit and lower grades. In the second half of 2002, the Porcupine Joint Venture contributed 101,919 ounces, which is 32% below Dome Mine’s contribution in the same prior year period. The contribution to Placer Dome’s annual production from the Dome Mine and the Porcupine Joint Venture for 2002 was 222,582 ounces, 27% below that of Dome Mine in 2001. The operations, as synergistic benefits are realized, are expected to continue the trend of increased production in the fourth quarter of 2002 throughout 2003 with Placer Dome’s share of production forecast to be 226,000 ounces with cash and total unit operating costs of $209 and $269 respectively. With mining of the Dome underground scheduled to be completed in early 2004, the focus will be to add significant mineral reserves and mineral resources through an aggressive underground and surface exploration program. The Pamour pit is the most prospective target at this time as the feasibility study was completed in 2002 adding 0.8 million ounces of mineral reserves (0.1 million ounces proven and 0.7 million ounces probable). This study will be expanded in 2003.

•	At the Musselwhite Mine, Placer Dome’s share of gold production in 2002 was 10% lower than 2001, primarily due to unplanned production interruptions and delays in commissioning of the new underground crusher and conveyor system. The conveyor system is expected to meet design capacity in 2003.

Cash costs were higher due to these factors and increased development work, but are expected to improve to $199/oz in 2003 as production returns to 2001 levels of 160,000 ounces to Placer Dome’s account. A decrease in grades is offset by higher throughput resulting from the completion of the conveyor system. As a result of a re-negotiation with the local First Nations communities completed in 2002, Musselwhite is no longer subject to any limit on daily mill throughput.

Exploration efforts continue on increasing the mineral resource base of the mine within existing known areas of mineralization and exploiting the position of the mine as the only processing infrastructure within a 250 kilometre radius.

United States

•	Placer Dome’s share of production from the Cortez Mine in 2002 was 9% lower than 2001 due primarily to lower grade ore for CIL processing and carbonaceous ore sales which ceased in July 2002 but restarted in November 2002. New terms for carbonaceous ore sales, which include the processing of previously uneconomic ore types, were renegotiated with Barrick Gold resulting in the resumption of sales. Unit cash and total production costs in 2002 were essentially in line with those of 2001.

Construction of the South Area Heap Leach pad was completed during 2002 with the pad being commissioned in July. The Cortez joint venture is currently undergoing permitting for the expansion of the South Pipeline deposit, which includes stages 8 and 9, as well as the Crossroads and Gap orebodies. Permitting is expected to be completed in 2004. Permitting for the Pediment deposit, which hosts a proven and probable mineral reserve of 1.2 million ounces, is also underway.

Cortez has completed an engineering pre-feasibility study comparing the viability of treating carbonaceous, preg-robbing ore from the Pipeline / South Pipeline deposit using two new competing processes. One method uses a modified cyanide-based leaching process and the other uses a thiosulfate-based heap leaching process. A full feasibility study is slated for late 2003 after completion of the current work program. The selected alternative will reduce Cortez’ need to sell carbonaceous ore, thereby reducing costs and increasing the potential to add mineral reserves. Gold production in 2003 is expected to be 8% lower than 2002 due to lower grades and throughput somewhat offset by higher heap leach production. Cash and total production costs per ounce are expected to increase by 9% and increase by 14% respectively from 2002 levels primarily due to lower production.

In 2003 the mine has an exploration budget of $12 million that will focus on further delineation of known deposits and several prospective areas within the land package, including the Cortez and Horse Canyon windows. At the Hilltop property, which hosts refractory and oxide material, further engineering and metallurgical testing will be conducted in 2003.

•	At the Bald Mountain Mine, production in 2002 was 59% higher than 2001 due to improvements in leach pad solution chemistry leading to higher recovery and increased carbon column capacity. Gold production in 2003 is expected to decrease by 43% as mining is completed in July but production continues supplemented by the processing of stockpiles. The heap leach pads are expected to produce gold through 2008. A number of areas, including Stage 7 of the Top Pit are being evaluated to identify economic extensions to the life of the mine.

•	With Golden Sunlight approaching the end of its mine life, gold production in 2002 was 43% lower than 2001. Milling of stockpiled ore was essentially completed in September 2002 when the pit ramp went into production. In the first quarter of 2002 a proposal for underground mining was approved and the project has been contributing ore since June. Golden Sunlight is expected to source ore from the ramp until May 2003 after which ore will be sourced from underground mining. The mine and mill are scheduled to close in September, 2003.

The mine has been conducting concurrent reclamation over the past several years and has completed reclamation of the first tailings impoundment and west waste rock dump at a cost of $12 million, less than half of the amount currently secured by bond. The completed reclamation covers an area of 1,030 acres, or nearly half of the total area to be reclaimed. The mine continues to work closely with the local community to identify the best alternatives for use of the property post-closure.

Gold production in 2003 is expected to be 28% higher than 2002 at greater than 140,000 ounces with cash costs below $150/oz driven by higher grades from the ramp and underground.

•	In 2002, ongoing work at the Getchell Mine has been encouraging. During 2002, the operation had 57 employees who worked to further define the potential to resume mining the Getchell and Turquoise Ridge orebodies. This resulted in Placer Dome reporting proven and probable mineral reserves of 2.7 million ounces at year end. In September, a test-mining program at Turquoise Ridge and the high-grade N Zone was initiated to determine the viability of sustained production of 300,000 ounces per year from the mine, this work will continue through all of 2003. During the fourth quarter of 2002, the mine evaluated the economic potential of contract mining of the Getchell orebody resulting in a decision to commence contract mining in January 2003. In 2002, production from pre-existing stockpiles totalled 54,806 ounces which were processed at Newmont’s Twin Creeks facility under the current contract that runs through June 2004. Production in 2003 from these initiatives is anticipated to be approximately 89,000 ounces.

Australia and Papua New Guinea

•	At the Porgera Mine, Placer Dome’s share of production in 2002 was 3% below 2001 levels due to production interruptions in the third quarter of 2002 partially offset by higher grades and two months of production from the additional 25% interest in Porgera acquired in the AurionGold transaction. Electrical power was only available intermittently from July 16, 2002 until October 12, 2002 due to several acts of vandalism that interrupted the power supply. The open pit operations were suspended from August 27, 2002 until October 12, 2002. Cash and total costs per ounce at $216 and $298 (excluding $7 million of costs related to the production interruption) respectively, are higher than 2001 due to lower production as well as amortization of the fair value allocation to the additional 25% interest from the AurionGold acquisition.

Underground mining, which was suspended in 1997, recommenced in the fourth quarter of the year. A probable underground mineral reserve of 0.6 million ounces is reported for Porgera. Greater understanding of the costs of underground mining has lead to a review of the underground mineral resource to evaluate a more appropriate cut-off grade. A lower cut-off grade would substantially increase continuity of the underground mineral resource.

In 2003, Placer Dome’s share of gold production is expected to be 571,000 ounces, a 55% increase over 2002 due to higher throughput and grades and ownership of the additional 25% interest for the full year. Unit cash and total operating costs are expected to increase by approximately 10% in 2003 from 2002 due to an increase in the percentage of more costly underground feed in 2003 and the amortization of the fair value allocation from the AurionGold acquisition.

•	At the Granny Smith Mine, Placer Dome’s share of production in 2002 was 326,894 ounces (or 57%) higher than 2001 due to the commencement of production from the higher grade Wallaby deposit in the fourth quarter of 2001 and two months of production from the additional 40% interest in Granny Smith acquired in the AurionGold transaction. Both the Sunrise and Jubilee pits were depleted during the first quarter of 2002.

In 2003, production is expected to be around 283,000 ounces, a 13% decrease from 2002 due to by decreased grades, production and recovery due to harder ore as the Wallaby pit deepens partially offset by ownership of the additional 40% interest for the full year. Unit cash and total operating costs are expected to increase by approximately 58% and 68% respectively in 2003 due to lower gold production and higher depreciation associated with the fair value allocation of the 40% interest from the AurionGold acquisition.

•	At the Osborne Mine, copper and gold production in 2002 were 101.7 million pounds and 38,149 ounces respectively, a decrease of 6% and 9% from 2001 levels due primarily to lower grades. Cash and total cost per pound of copper (Osborne produces copper concentrate with gold as a by-product) were $0.47 and $0.63 respectively a 6% and 7% decrease from 2001 due to cost control efforts. Production for 2003 is expected to be approximately 85 million pounds of copper and 37,000 ounces of gold with cash and total costs per pound of $0.55 and $0.73 respectively. The anticipated decrease in copper production and corresponding increase in unit costs is due to lower copper grades.

•	Mining was completed at the Misima Mine on May 26, 2001 and production for the remainder of 2001 and all of 2002 was from the processing of stockpiled ore. Stockpile milling is anticipated to continue into 2004. Production in 2002 was lower than 2001 due to higher throughput more than offset by lower grade. Production for 2003 is expected to be approximately 6% below 2002 levels due to decreased throughput.

•	As a result of the AurionGold acquisition, in addition to the interests discussed above, Placer Dome acquired the Paddington and Kundana mills and related mines (collectively “Kalgoorlie West”), and the Kanowna Belle and

Henty mines effective October 31, 2002. Placer Dome’s share of production from these mines for the final two months of 2002 were 61,841 ounces from Kalgoorlie West, 69,337 ounces from Kanowna Belle and 7,963 ounces from Henty.

In December 2002, Kanowna Belle suffered a slide along a known fault that affected its pit ramp. Impact on production was minimal and operations returned to normal after access to a portal was restored. Remediation of the pit ramp will be completed in the first quarter of 2003 at a cost of $1 million.

Forecast production for 2003 for the mines are approximately 381,000 ounces from Kalgoorlie West, 242,000 ounces from Kanowna Belle and 95,000 ounces from Henty at cash costs of $230, $172 and $183 per ounce respectively. As a result of higher depreciation associated with the fair value allocation from the AurionGold acquisition, total unit costs for each of these mines will be approximately $300 per ounce for 2003. The 2003 production forecast and unit cost estimates are based on the mining plans developed by AurionGold prior to its acquisition by Placer Dome and are potentially subject to revision when Placer Dome completes its own strategic business plan for each of the sites.

South Africa

•	At the South Deep Mine, Placer Dome’s share of production for 2002 was 14% higher than the prior year due to higher throughput, partially offset by lower grades. Unit cash and total production costs, at $204 and $241 per ounce, respectively, were marginally higher compared with the prior year period, as the costs related to higher throughput and local inflation were partially offset by increased production and the favourable impact of a weakening rand relative to the U.S. dollar, (which, in yearly average terms, declined in value by about 22% from 2001 to 2002).

•	In 2002, construction activity was focused on enhancing underground haulages, ventilation and service infrastructure to accommodate rising production volumes. During the first half of the year, the main shaft was completed to its ultimate depth of 2,990 metres and the new 7,350 tonnes per day mill was commissioned with its first gold poured in June. Equipping of the main shaft is in progress and commissioning is planned for late 2003, with full operation by 2004. The vent shaft is also scheduled for commissioning in the first quarter of 2004. The final year of significant capital expenditures on the new infrastructure will be 2003 as the operation invests $48 million for Placer Dome’s share of capital less any internal cash flow generated by the operation.

•	Placer Dome expects gold production (100%) will gradually ramp up from 460,000 ounces per year in 2003 to 700,000 ounces per year by 2007, averaging 600,000 ounces per year over this five-year period. Beyond 2007, production is expected to exceed 750,000 ounces per year.

•	South Deep success in transitioning to a mechanized operation continues with greater than 50% of production coming from mechanized stopes in the fourth quarter of 2003. One new mechanized fleet will be commissioned in 2003 taking the total fleets in operation to 5. For 2003 greater than 50% of production will be derived from mechanized areas.

•	Over the next five years, Placer Dome expects cash and total costs to average about $145 and $180 per ounce, respectively. Longer term, after full production is achieved, cash and total costs are expected to average about $135 and $175 per ounce, respectively. These unit costs are based on a long term rand to US dollar exchange rate of 11:1, any change from which would have an impact on the unit costs. At December 31, 2002 this exchange rate was approximately 8.6:1.

•	On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Act will come into operation on a date fixed by the President by proclamation. It is expected that commencement of the Act will not be proclaimed until the related instruments (including regulations, and the Charter and money bill) have been introduced, finalized and brought into operation. (See the Government regulations and changes in legislation heading of the Risks and Uncertainties section of this Management Discussion and Analysis for more information.)

At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and related instruments and assess their impact on current operations and future development at South Deep.

Chile

•	At the Zaldívar Mine, copper production in 2002 increased by 6% compared with 2001 due to higher recoveries. In 2003, production is targeted at 311 million pounds (141,200 tonnes), 4% lower than 2002 due primarily to lower grade ore budgeted for the year. Cash and total costs are expected to rise to $0.48 and $0.63 per pound, respectively, reflecting lower production and higher consumables costs.

•	At the La Coipa Mine, Placer Dome’s share of gold production in 2002 was 95,989 ounces, an increase of 64% compared with 2001 due to higher grades. Silver production in 2002 was 3,595,000 ounces compared to 6,060,000 in 2001, with the decrease being primarily due to the mining of lower grade silver ore in 2002. Cash and total cost per equivalent ounce of gold (calculated using a ratio of the silver market price to gold market price) increased to $224 and $306 from $212 and $297 respectively in 2001 due to the fact that the higher gold grades were more than offset by the lower silver grades. Gold production in 2003 is expected to decrease by 10% from 2002 levels while silver production is expected to increase by 11% to 4,000,000 ounces due to changing grades and recoveries for each metal. Cash cost per equivalent ounce is expected to decrease by 4% from 2002 levels due to an increase in capitalized development work.

2001 compared with 2000

Mine operating earnings were $286 million in 2001, 32% lower than 2000 due primarily to lower contribution from gold.

Gold operating earnings declined by 30% in 2001 to $237 million compared with 2000 due primarily to a 13% decline in sales revenue. Gold sales revenue was $941 million in 2001 compared with $1,081 million in the prior year reflecting a 7% decline in sales volume and a $20 per ounce decrease in the average realized price. Consolidated gold production declined by 9% to 2,834,000 ounces compared with the prior year with 10 of the twelve consolidated gold mines experiencing lower production. Consolidated cash and total production costs per ounce for the year were $184 and $242, respectively, compared with $181 and $240, respectively, in 2000. Despite the impact of lower production, unit cash costs in 2001 were only slightly higher than last year due primarily to the favourable impact of weaker local currencies against the U.S. dollar, as well as cost cutting and productivity improvements at a number of the operations. For the 12-month period ended December 31, 2001, the Canadian, Australian, Papua New Guinean, Chilean and South African currencies weakened by 6%, 9%, 24%, 15% and 58%, respectively relative to the U.S. dollar.

Copper operating earnings of $59 million in 2001 were 28% lower than 2000 with a 6% improvement in unit total production costs being more than offset by a 15% decline in sales revenue. Copper sales revenue was $291 million compared with $343 million in 2000, reflecting declines of 4% in sales volume and 10% in the average realized price. Consolidated copper production was 417.2 million pounds (189,220 tonnes), 3% down from last year due to lower production from the Zaldívar Mine. Consolidated cash and total production costs per pound of copper were $0.45 and $0.60, respectively, compared with $0.45 and $0.64, respectively, in 2000. The $0.04 per pound decline in unit total production costs in 2001 reflects lower depreciation charges resulting from the 2000 year-end mineral reserve increase at the Zaldívar Mine and the asset write-down at the Osborne Mine.

Consolidated Gold Production Costs per Ounce

Consolidated cash and total production costs per ounce of gold, in accordance with the Gold Institute Standard, are as follow:

	2002	2001	2000
	$	$	$

Direct mining expenses	163	178	176
Stripping and mine development adjustment	4	(1)	(2)
Third party smelting, refining and transportation costs	1	1	1
By-product credits	(1)	(2)	(2)

Cash operating costs per ounce	167	176	173

Royalties	10	6	5
Production taxes	3	2	2

Total cash costs per ounce	180	184	180

Depreciation	43	46	37
Depletion	10	3	14
Reclamation and mine closure	4	9	8

Total production costs per ounce	237	242	239

Consolidated Gold Production Costs per Ounce

Consolidated cash and total production costs per ounce for gold mine operations have been derived from amounts included in sales revenues, cost of sales and depreciation and depletion in the Consolidated Statements of Earnings as follows:

(in millions of dollars except production and cost per ounce)	2002	2001	2000

Cost of sales related to gold operations	$530	$561	$582
By product credits included in sales revenue	(4)	(4)	(6)
Inventory adjustments	4	(17)	2
Reclamation costs	(13)	(26)	(25)
Other(i)	(11)	—	—

Gold production costs	$506	$514	$553

Gold produced (000’s ozs.)(i)	2,814	2,792	3,066

Cash production cost per ounce(ii)	$180	$184	$180

Depreciation and depletion related to gold operations	$147	$137	$156
Reclamation costs related to operations	13	26	25

Gold non-cash production costs	$160	$163	$181

Gold produced (000’s ozs.)(i)	2,814	2,792	3,066

Non-cash production cost per ounce	$57	$58	$59

Total production cost per ounce	$237	$242	$239

(i)	Gold produced excludes production by Osborne as it produces copper concentrate with gold as a by-product. Other includes management fees and unusual costs such as significant severance or costs incurred during temporary mine shutdowns.

(ii)	Effective January 1, 2002, Placer Dome is reclassifying amortization of deferred stripping costs as a cash cost instead of a non-cash cost in accordance with the Gold Institute’s revised disclosure standard. Prior year’s cash production costs have been restated for comparative purposes.

3. OTHER INCOME AND EXPENSES

General and Administrative Expenses

General and administrative expenses were $40 million in 2002, $41 million in 2001 and $43 million in 2000.

Exploration Expense

	2002	2001	2000
	$	$	$

Minesites	28	20	17
Getchell, Nevada	4	4	21
Donlin Creek, Alaska	1	—	2
Other	19	20	17

	52	44	57

Exploration expense was $52 million in 2002, $44 million in 2001, and $57 million in 2000. Minesite exploration, where the probability of success and benefit is highest, was increased to $28 million in 2002 compared with $20 million and $17 million in 2001 and 2000, respectively. The increase was due in part to Placer Dome’s strategic focus on increasing the percentage of exploration dollars spent at existing minesites.

Resource Development, Technology and Other Expenses

	2002	2001	2000
	$	$	$

Getchell development and holding costs	15	30	28
Pueblo Viejo	3	3	—
Las Cristinas	—	2	6
Aldebarán feasibility and holding costs	1	1	8

Total Resource Development	19	36	42
Technology	7	7	5
Equity Silver reclamation	12	1	1
Gold marketing	7	6	3
Other	10	6	4

	55	56	55

Development and holding costs for Getchell and Las Cristinas relate to ongoing site costs from July 1999, subsequent to the suspension of Getchell’s mining operations and Las Cristinas’ mine construction. Technology expenditures relate to the research and development of improved methods of locating, extracting and processing ore at lower costs and with less risk and disturbance to the environment, as well as the exploitation of opportunities to reduce procurement and supply costs through information technology (e-commerce) and business process optimization. Reclamation costs for Equity Silver in 2002 relate to an accrual for additional capital expenditures to upgrade water treatment facilities and for the long term operation of those facilities. In January 2000, Placer Dome completed the final feasibility study on the Aldebarán property in Chile, and concluded that the project was not economic at prevailing prices for gold and copper. Of the $8 million Aldebarán costs incurred in 2000, $5 million related to the accrual for outstanding commitments to Bema Gold Corporation.

Write-downs of Mining Interests

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Impairment evaluations for the operating assets consist of comparing the estimated undiscounted future net cash flows for each asset with its carrying value, and where the cash flows are less, a write-down to the estimated net recoverable amount is recorded.

Mine asset impairment analyses were performed using a long-term gold price of $300/oz. in 2002, $275/oz. in 2001 and $300/oz. in 2000. For short-lived mines and stockpiled ore, a gold price of $300/oz. was used in 2002 and $275/oz. was used in 2001 and 2000. In 2002, no write-downs were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $331 million (with nil tax effect), including $320 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis at then current gold prices failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $269 million primarily for property, plant and equipment, $27 million for the excess value ascribed to exploration potential and accruals of $24 million for reclamation and closure obligations.

In 2000, an $839 million non-cash charge ($634 million after tax), primarily consisting of $651 million for Getchell, $39 million for Osborne, $18 million for Porgera, $6 million for La Coipa, $3 million for Bald Mountain, $3 million for the Mulatos property and $119 million for Las Cristinas, was recorded. The provision at Getchell included a $585 million write-down of the excess value ascribed to exploration potential due to the absence of an ongoing drilling program outside the current area of interest in light of the current low gold price environment and reduced exploration spending. As well, the provision at Getchell included $40 million for mine development in the Getchell underground, $15 million for a portion of the mill, and $11 million for previously capitalized exploration, development costs and obsolete equipment. At Porgera, the write-down comprised of reductions to stockpiles ($13 million) and capitalized development ($5 million). The provisions at Osborne and La Coipa primarily related to capitalized development and stockpiles, respectively. In the second quarter of 2000, the Corporation wrote off its investment in Las Cristinas as a review of options to resume development of the project, which was halted in July 1999, at a lower capital cost concluded it was not economic at current or foreseeable gold prices. On July 13, 2001, Placer Dome’s wholly owned subsidiary, Placer B-V Limited (“PBV”) sold all of its shares of Placer Dome de Venezuela C.A. (“PDV”) which held a majority interest in Minera Las Cristinas, the corporation formed to develop the Las Cristinas property.

While the estimates incorporated in the calculations for the asset impairment evaluations were based on historic and anticipated processing costs and operational results, these variables are subject to a number of uncertainties including the ultimate gold content of the ore, the efficiency of the gold recovery and the ultimate costs to extract and process the ore. Should the gold price fall below the $300 per ounce level over the longer term or should some of the other assumptions prove incorrect, additional asset impairment provisions may be required.

Non-hedge Metal Derivative Gains (Losses)

Effective October 1, 2000 Placer Dome adopted the CICA Emerging Issues Committee Abstract of Issue Discussed EIC-113, Accounting by Commodity Producers for Written Call Options. Under EIC-113, call options that are not part of a put/call collar strategy (“net call position”) are marked-to-market with the change in value recorded in earnings currently. In accordance with EIC-113, the new accounting treatment is applied prospectively to only those call option contracts entered into on or after October 1, 2000. The impact was a loss of $1 million in 2001 and nil in 2000. The loss of $12 million recorded in 2002 relates primarily to the mark-to-market value adjustment on portions of the AurionGold precious metals program. The gain of $5 million recorded in 2000 reflects the mark-to-market value adjustment for over-hedged gold metals positions at the Kidston Mine due to a revised shortened mine life.

Investment and Other Business Income

	2002	2001	2000
	$	$	$

Interest income	10	16	20
Dividend income	5
Gain and interest income on sale of water rights	6	6	76
Foreign exchange gains (losses)	(2)	(4)	3
Gains on investments and assets	9	—	9
Other	12	2	10

	40	20	118

Interest income was $6 million lower than prior year due to lower short term interest rates partially offset by higher cash and investment balances throughout 2002. The decline in interest income in 2001 from 2000 was due to lower short term interest rates. In the third quarter of 2002, Placer Dome recorded dividend income of $5 million from its investment in AurionGold. After the acquisition of control of AurionGold in the fourth quarter, the operations were consolidated. In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. This resulted in a pre-tax gain of $76 million ($49 million after tax) on a discounted basis. In 2000, included in gains on investments and assets was $8 million, recorded in the first quarter, related to the disposal of the Corporation’s common share investment in Vengold Inc. Of the $13 million in other income in 2000, $7 million was related to the settlement of a 1993 sale agreement with the Papua New Guinea Government for its acquisition of additional ownership interests in the Porgera Mine.

Interest and Financing Expense

Interest and financing costs were $50 million in 2002 compared with $53 million in 2001 and $56 million in 2000. Of these amounts, $7 million were capitalized in 2002, $6 million 2001 and $4 million in 2000 in connection with construction projects. The lower level of interest and financing expenses in 2002 reflects the debt repayments made in all three years.

Other Items Affecting Earnings

The effective tax rates were 17% in 2002, 15% in 2001 and 32% in 2000 (see note 7(c) to the consolidated financial statements for further information). Also, tax rates over the last three years have declined due in part to tax rate reductions in a number of jurisdictions where Placer Dome’s operations are located.

During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. This change was applied retroactively with restatement of 2001 comparative figures. The impact of the change in 2001 was to decrease mine operating earnings and net earnings (loss) by $8 million or $0.03 per share. The change had no impact in 2000.

In 2001, Placer Dome adopted the U.S. Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition”, for consistency with the Corporation’s U.S. GAAP revenue recognition policy. Under the new policy, gold revenue is recognized in the accounts upon delivery when title passes. Previously, gold revenue was recognized in the accounts when the product was in a saleable form and a sales agreement had been entered into. SAB 101 was applied retroactively with restatement of 2000. The net impact of the restatement was to decrease the 2000 consolidated loss by $11 million.

4. FINANCIAL CONDITION AND LIQUIDITY

Cash From Operations

Cash flow from operations was $339 million in 2002 compared with $356 million and $365 million in 2001 and 2000, respectively. The decrease of 5% from 2001 primarily reflects an increase in the investment in non-cash working capital partially offset by higher cash earnings.

Investing Activities

Total funds invested in property, plant and equipment over the last three years are detailed below.

	2002	2001	2000
	$	$	$

South Deep development	45	51	43
Cortez heap leach pad extension	13	3	—
Wallaby development	7	34	—
Zaldívar dynamic pad project	—	31	5
Getchell development	—	14	32
Other	63	65	68

	128	198	148

Development at South Deep primarily related to the main shaft and underground development. In 2002, investing activities included a net $47 million cash expenditure on the AurionGold acquisition ($76 million of acquisition costs offset by $29 million in cash in AurionGold upon acquisition). In 2000, investing activities also included sales proceeds of $17 million of which $9 million were related to the disposal of shares of Vengold Inc.

Financing Activities

Consolidated short and long-term borrowings were $686 million at December 31, 2002, compared to $585 million at the end of 2001. Financing activities in 2002 included net debt and capital lease repayments of $36 million and dividend payments of $60 million. In 2002, the Corporation assumed $137 million of debt in its acquisition of AurionGold. In 2001, the Corporation made $35 million of net debt and capital lease payments and paid out $53 million in dividends. In 2000, the Corporation made long term debt and capital lease repayments of $14 million, retired $23 million of preferred securities at a cost of $18 million, repaid $31 million of short-term debt and paid dividends of $49 million.

Cash Resources and Liquidity

At December 31, 2002, Placer Dome had cash and short-term investments of $546 million resulting in working capital of $285 million, compared with $440 million and $502 million, respectively, at the beginning of the year. The decrease in working capital is attributable to the $137 million of short term debt assumed in the AurionGold acquisition and the fact that $200 million of Placer Dome’s unsecured bonds are due in 2003. Of Placer Dome’s cash and short-term investments, $519 million was held by the Corporation and its wholly-owned subsidiaries and $27 million by other subsidiaries. In September 2002, Placer Dome renewed the 364-day revolving term portion of its credit facilities with an international consortium of banks at an amount of $304 million. Including the fully committed facility of $400 million (through to 2005) and other minor lines, Placer Dome had approximately $732 million of undrawn bank lines of credit available at December 31, 2002.

In 2003, the Corporation plans to further reduce its long-term debt by $337 million with the scheduled maturity of a portion of its bonds and repayment of the $137 million in debt assumed in the AurionGold acquisition.

At December 31, 2002, Placer Dome has outstanding commitments aggregating $30 million under capital expenditure programs, primarily related to the South Deep mine.

Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other financial institutions in order to mitigate revenue and cost volatility arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which with the exception of call options, commit counterparties to fixed prices payable at a future date. There are no margin call provisions in any of the Corporation’s counterparty agreements.

Specific limits are set as a declining percentage of planned production (or production costs) in each of the next 15 years. These limits are set out in policies approved by the Board of Directors and reviewed not less than annually. Under its programs, Placer Dome has established the minimum prices it expects to receive (or pay) in the future for a portion of metal sales (and foreign currency production costs), through a combination of forward sales contracts and options. Under the metal sales program, forward sale and call and cap option commitments represent approximately 23%, 56% and 24%, and put options represent approximately 24%, 26% and 0% of 2003 projected gold, silver and copper production, respectively.

Precious Metals

At December 31, 2002, Placer Dome has committed a maximum of 12.6 million ounces under its gold sales program, or approximately 24% of reserves, at an average price of $375 per ounce for delivery over a period of 14 years. The maximum committed ounces include 5.6 million ounces assumed as part of the AurionGold transaction. The consolidated precious metal sales program consisted of the following (see note 14 of the consolidated financial statements for detailed allocations):

	Quantity	Average Price
	(millions of ozs.)	($/oz.)

Gold
Fixed forward and fixed interest floating lease rate contracts	6.2	$423
Australian dollar forwards (converted to US dollar)	3.5	$331
Call options sold and cap agreements	3.3	$332
Call options purchased	(0.4)	$461

Maximum committed ounces	12.6

Put options purchased	2.3	$349
Silver
Fixed forward contracts	1.4	$5.66
Call options sold	1.2	$5.50

Total committed ounces	2.6

Put options purchased	1.2	$4.90

On December 31, 2002, based on the spot gold price of $343 per ounce, a spot silver price of $4.67 per ounce and an AUD / USD rate of 1.7649, the mark-to-market value of Placer Dome’s precious metals sales program was approximately negative $100 million. This amount represents what Placer Dome could have paid to counterparties if the contracts were closed out at December 31, 2002 under prevailing market conditions without any allowance for market illiquidity.

The unrealized mark-to-market value of positive $108 million reflects the potential income statement effect that Placer Dome could have realized had it closed out is contracts at December 31, 2002. This amount is the negative mark-to-market balance of $100 million less the deferred commodity derivative provision of $208 million recorded on Placer Dome’s balance sheet at December 31, 2002 primarily related to the fair value of the AurionGold precious metal hedge book on the date that Placer Dome acquired control of AurionGold.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

The year-over-year change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$
(in millions)

Mark-to-market value at December 31, 2001	490
Value realized	(83)
Change in spot price	(643)
Positions added	3
AurionGold position (at December 31, 2002)	(290)
Accrued contango	162
Change in volatility, rates	261

Mark-to-market value at December 31, 2002	(100)
Provision included in Deferred Commodity and Currency Derivatives liability relating primarily to the fair value of the AurionGold precious metal hedge book on acquisition by Placer Dome	208

Unrealized mark-to-market value at December 31, 2002	108

Copper

At December 31, 2002, Placer Dome’s copper sales program consisted of the following for delivery over the next 12 months (see note 17 of the consolidated financial statements for detailed allocations).

	Quantity	Average Price
	(millions of lbs)	($/lb)

Copper
Forward contracts	49.6	$0.76
Call options sold	49.6	$0.82
Total committed pounds	99.2	$0.79
Put options sold	39.7	$0.70

The mark-to-market value of the copper sales program on December 31, 2002 was approximately $1 million based on a spot copper price of $0.70 per pound.

Currencies

As at December 31, 2002, Placer Dome’s currency forward and option contracts consisted of the following for delivery over the next 5 years (see note 17 of the consolidated financial statements for detailed allocations).

	Quantity	Average Price
	(millions of US$)	(per US$)

Canadian dollars
Fixed forward contracts	$8	$1.5177
Put options sold	$14	$1.5925
Total committed dollars	$22	$1.5653
Call options purchased	$14	$1.5207
Australian dollars
Fixed forward contracts	$96	$1.9771
Put options sold	$211	$1.5874
Total committed dollars	$307	$1.6181
Call options purchased	$265	$1.4734

At December 31, 2002, if Placer Dome closed out its currency derivative program, the cost would have been approximately $24 million (based on foreign exchange rates of CAD/USD – 1.5796; AUD/USD – 1.7649).

5. STRATEGY

Placer Dome’s strategy is to increase shareholder value by continuing to build upon its high quality portfolio of gold producing assets and thereby achieve long-term growth in cash flow and earnings per share. Placer Dome has a clear strategy with measurable objectives and deliverables that has three components:

•	Optimizing the performance and value of existing assets;

•	Investing in new high quality assets; and

•	Improving the business through innovation to lower costs and provide a competitive advantage —technically, environmentally and socially.

In addressing the first component of Placer Dome’s value creation strategy, Placer Dome continues to enhance the performance of existing assets through productivity improvements, cost cutting and mine site exploration programs which add value by extending the mine life. Placer Dome has a reputation for technical expertise, and applies those skills to the optimization of each of its mines.

The second component of Placer Dome’s value creation strategy involves enhancing the existing portfolio of operating assets through exploration, project development and acquisition. For instance, Placer Dome has rights or ownership interests in four large undeveloped gold deposits (Pueblo Viejo, Aldebaran, Donlin Creek and Getchell) as well as attractive investment opportunities from exploration projects in and around existing operations and new greenfields projects.

The third component of Placer Dome’s strategy is investment in research and technology to more efficiently and effectively extract and process ore and contribute to environmental, safety and sustainable development objectives.

Consistent with the strategic objectives, Placer Dome in recent years has acquired interests in a number of properties, initiated new developments and expanded existing operations:

•	In the fourth quarter of 2002, Placer Dome acquired control of AurionGold. The acquisition increases Placer Dome’s ownership in the Granny Smith and Porgera gold mines to 100% and 75% respectively, includes the Paddington and Kundana mills and related gold mines as well as the Kanowna Belle and Henty gold mines in Australia and provides significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It will add approximately 1 million ounces of gold to Placer Dome’s annual production. Placer Dome also expects to realize synergies, over time, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational benefits;

•	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture, which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. A wholly owned subsidiary of Placer Dome owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The focus of the joint venture will be to add significant mineral resources through an aggressive underground and surface exploration program. The Pamour pit is the most prospective target at this time as an initial feasibility study on the site completed in 2002 resulted in the addition of 0.8 million ounces of mineral reserves (0.1 million ounces proven and 0.7 million ounces probable) and an expanded feasibility study is planned for 2003;

•	Examples of asset optimization include: the commissioning of a new conveyor and crusher system at the Musselwhite Mine; the sale of ore agreement between the Cortez mine and the Barrick Gold Strike mine; and the sale of stockpiled ore and production from the Getchell mine to Newmont’s Twin Creeks;

•	Examples of asset development in 2002 and 2001 include: construction of the new main shaft at South Deep (scheduled to be commissioned in late 2003), the initiation of a test mining program at the Turquoise Ridge deposit and the successful evaluation of the economic potential of contract mining at the Getchell deposit at the Getchell Mine; bringing into production the South Pipeline deposit at the Cortez Mine; development of the Wallaby deposit at the Granny Smith Mine; and development of Stage 5 at the Porgera Mine;

•	On February 11, 2003, Placer Dome announced that it had exercised its option to become joint venture manager and earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from NovaGold Resources Inc. Placer Dome can vest its additional 40% if it expends a minimum of $30 million, completes a feasibility study and makes a decision to construct a mine on the property at a production rate of not less than 600,000 ounces of gold per year by November 13, 2007. If Placer Dome chooses to terminate such expenditures and not to complete its earn-in, joint venture management would revert to NovaGold and Placer Dome retains its 30% participating interest;

•	The Cortez Mine is a good example of technical innovation at work. It has completed an engineering pre-feasibility study comparing the viability of treating carbonaceous, preg-robbing ore from the Pipeline deposit using two new competing processes. One method uses a modified cyanide-based leaching process and the other uses a thiosulfate-based heap leaching process. A full feasibility study is slated for late 2003 after completion of the current work program. The selected alternative will reduce Cortez’ need to sell carbonaceous ore, thereby reducing costs and increasing the potential to add mineral reserves; and

•	Two other promising technology based projects are the “MiniMole” and a fuel cell powered locomotive. By December of 2002, Placer Dome completed the fabrication of its first MiniMole prototype and commenced quarry trials in early 2003. This research program is pursuing the development of a novel new machine that will allow the “surgical” mining of narrow vein and reef-type deposits. Mining in this selective manner has the aim of removing personnel from the active rock face thereby making the exploitation of these deposits much safer. It will also drastically reduce the amount of development and waste dilution that is experienced with conventional mining methods. Placer Dome is one of the founding members of the Fuelcell Propulsion Institute of Denver, Colorado which is a consortium for the development of fuel cell powered underground mining vehicles. These vehicles will offer the advantages of no harmful emissions, reduced mine ventilation costs, and ultimately, healthier workplace environments. A significant milestone was reached in October 2002, when the first-ever fuel cell powered mining vehicle in an operating underground mine was successfully demonstrated at the Campbell Mine. This trial of a fuel cell locomotive was coordinated by Placer Dome Technical Services Limited and managed by Vehicle Projects LLC, Denver.

Placer Dome’s specific targets for 2003 relating to the above strategic goals include:

•	Production of approximately 3.5 million ounces of gold at cash and total costs of around $195 and $260 per ounce respectively and approximately 400 million pounds of copper at cash and total costs of $0.50 and $0.65 per pound respectively;

•	Advance exploration and development projects and acquire new projects;

•	Continued advancement towards the implementation of Placer Dome developed technologies at mine sites; and

•	Make significant progress on an enterprise-wide business process improvements initiative to consolidate and standardize business processes and systems across all operations worldwide to generate significant cost savings and competitive benefits.

As a result of its strategic initiatives, Placer Dome longer-term expectation is to remain a major global gold miner with a high quality, geographically balanced portfolio; benefiting from its strong sustainability programs. Its technology focus will have led it to advance, protect and implement new technologies that improve operating performance at all sites and are protected as intellectual property. Through the implementation of business process redesign it will have achieved industry leading enterprise-wide business processes and systems that enable global innovation, planning and execution of strategy.

Placer Dome’s strategic plan is expected to result in a low cost, high quality portfolio of gold mining assets, a strong balance sheet, investment grade credit ratings and stable long term cash flow growth.

6. RISKS AND UNCERTAINTIES

In conducting its business, Placer Dome faces a number of risks. These are summarized below and have been separated into two groups:

•	risks related to the mining industry generally; and

•	risks related to Placer Dome’s operations.

Risks related to the Mining Industry Generally

Metal Price Volatility

The cash flow and earnings of Placer Dome are derived primarily from gold and copper mining and hence are extremely dependent on metal prices which fluctuate widely and are affected by numerous factors beyond Placer Dome’s control. Factors tending to affect the price of gold include:

•	governments’ sale or lending of gold bullion, and perceptions of their intentions in future;

•	expectations of the future rate of global monetary inflation and interest rates;

•	confidence in the relative strength of the US dollar against other fiat currencies generally;

•	general economic conditions and the perception of risk in capital markets;

•	political conditions including the threat of war, and restrictions on the acquisition and holding of gold;

•	speculative trading;

•	investment demand for gold;

•	demand for gold for use in jewellery and fabrication; and

•	supply of gold from production, disinvestment and scrap recycling.

Factors tending to affect the price of copper include:

•	global production and inventory stocks;

•	general economic conditions; and

•	industrial demand.

The effects of these factors, individually or in aggregate, on the prices of gold and / or copper is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect the market value of Placer Dome’s metals inventory, Placer Dome’s financial performance or results of operations. Further, if the market price of gold and / or copper falls, profitability and cash flow will suffer and Placer Dome may experience losses, asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low gold and / or copper prices can: (1) reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price; (2) halt or delay the development of new projects; (3) reduce funds available for mineral exploration, with the result that depleted mineral reserves are not replaced; (4) reduce the existing mineral reserves where they cannot be economically mined or treated at prevailing prices; and (5) result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

The revenues and profitability of Placer Dome also could be affected, to a lesser extent than by the prices of gold and copper, by the price of silver.

Placer Dome needs to continually obtain additional mineral reserves for gold production

Placer Dome must continually replace mineral reserves depleted by production. Depleted mineral reserves must be replaced by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known orebodies or locating new deposits in order for it to maintain and help grow Placer Dome’s production levels over the long term. Success in exploration for gold is very uncertain and there is a risk that future depletion of mineral reserves will not be offset by discoveries. As a result, the mineral reserve base of Placer Dome may decline as mineral reserves are mined without adequate replacement.

Uncertainty of mineral reserve and mineral resource estimates

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

•	mineralization or formation could be different from those predicted by drilling, sampling and similar examinations;

•	declines in the market price of gold may render the mining of some or all of Placer Dome’s mineral reserves uneconomic;

•	increases in operating mining costs and processing costs could adversely affect mineral reserves; and

•	the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves.

Any of these factors may require Placer Dome to reduce its mineral reserve and mineral resource estimates or increase its costs. Short-term factors, such as the need for additional development of a deposit or the processing of new or different grades, may impair Placer Dome’s profitability.

Increased costs could affect profitability

The cash cost of production at any particular mining location is frequently subject to great variation from one year to the next due to a number of factors, such as changing waste-to-ore ratios, ore grade, metallurgy, labour costs, the cost of supplies and services (for example, electricity and fuel) and the exchange rate of the US dollar against currencies of countries where mining operations are located.

Currency fluctuations may affect the costs that Placer Dome incurs at its operations. Gold and copper are sold throughout the world based principally on the US dollar price, but a significant portion of Placer Dome’s operating expenses are incurred in currencies other than the U.S. dollar. The appreciation of non-US dollar currencies against the US dollar increases the costs of gold and copper production in US dollar terms at mines located outside the United States. Conversely, a depreciation of non-US dollar currencies usually decreases the cost of production in US dollar terms in these countries.

Placer Dome has historically reduced its exposure to foreign currency fluctuations by entering into forward sale contracts. There can be no assurance that Placer Dome will continue these forward selling techniques.

Mining accidents or other adverse events at a mining location could reduce Placer Dome’s production levels

At any of Placer Dome’s operations, production may fall below historic or estimated levels as a result of mining accidents such as a pit wall failure in an open pit mine, or cave-ins or flooding at underground mines. In addition, production may be unexpectedly reduced at a location if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable to mining or treatment than expected.

Mining Risks

The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruption, the unavailability of material and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, cave-ins, rockbursts and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or productions facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Placer Dome may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

Environmental Risks

Placer Dome’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Placer Dome is required to obtain governmental permits and provide other bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Placer Dome makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Placer Dome has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Placer Dome’s business, results of operations or financial condition.

Placer Dome could also be held responsible for the costs to address contamination at current or former facilities or third party sites. Placer Dome could also be held liable for exposure to such hazardous substances. Placer Dome is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving in all regions in which Placer Dome conducts its activities. Any changes in such law or in the environmental conditions at Placer Dome’s mines could have a material adverse effect on Placer Dome’s financial condition, liquidity or results of operations. Placer Dome is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take.

As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. As at December 31, 2002, Placer Dome has estimated its share of reclamation and other post-closure obligations to be incurred for existing and past mining interests to be $312 million. This is an increase from the estimate of $236 million in the prior year primarily due to the AurionGold acquisition. The aggregate accrued obligation at December 31, 2002 was $197 million.

Investment returns for Defined Benefit Pension Plans

Assets in Placer Dome’s defined benefit pension plans arise through employer contributions and returns on investments made by the plans. Returns on investments made by Placer Dome’s employee defined benefit pension plans are subject to fluctuation. Placer Dome is responsible for funding any shortfall of pension assets compared to pension obligations under its defined benefit pension plans.

Risks related to Placer Dome’s operations

In addition to the risks related to the gold mining industry generally, Placer Dome’s operations are also subject to the following risks specific to it:

Political and Country Risk

Placer Dome conducts operations in a number of countries, namely Australia, Canada, United States of America, Chile, South Africa and Papua New Guinea. These operations are potentially subject to a number of political, economic and other risks. Placer Dome is not able to determine the impact of political, economic or other risks on its future financial position, however Placer Dome currently has global political risk insurance (up to a maximum limit of $400 million) that may mitigate certain adverse financial effects from unfavourable political, economic or other events in certain countries.

Exploration, development and production activities are potentially subject to political, economic and other risks, including:

•	cancellation or renegotiation of contracts;

•	changes in foreign laws or regulations;

•	changes in tax laws;

•	royalty and tax increases or claims by governmental entities;

•	retroactive tax or royalty claims;

•	expropriation or nationalization of property;

•	inflation of costs that is not compensated by a currency devaluation;

•	foreign exchange controls;

•	restrictions on the ability of local operating companies to sell gold offshore for US dollars, and on the ability of such companies to hold US dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the sale of gold offshore in US dollars;

•	restrictions on the remittance of dividend and interest payments offshore;

•	restrictions on the ability of a foreign company to have management control of a mining operation;

•	requirement that a foreign company have a domestic joint venture partner, possibly which the foreign company must subsidize;

•	environmental controls and permitting;

•	government mandated social expenditures, such as comprehensive health care for HIV/AIDS infected employees and families;

•	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism; and

•	other risks arising out of foreign sovereignty over the areas in which Placer Dome’s operations are conducted.

Such risks could potentially arise in any country in which Placer Dome operates, however the risks are regarded as greater in South Africa and Papua New Guinea.

Consequently, Placer Dome’s exploration, development and production activities may be substantially affected by factors beyond Placer Dome’s control, any of which could materially adversely affect Placer Dome’s financial position or results of operations. Furthermore, in the event of a dispute arising from such activities, Placer Dome may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

In relation to South Africa, a number of economic and social issues exist which increase its political and economic risk. The current government is facing economic and political issues such as employment creation, black economic empowerment & land redistribution, and social issues (such as crime, corruption, and HIV/AIDS) all of which may impact Placer Dome’s South African operations. While the government is adopting measures to address these issues, this political climate increases the risk of the government making changes in the future to its position on issues such as foreign investment, industrial relations, mining concessions and land tenure which in turn may adversely affect Placer Dome’s South African operations.

HIV/AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) are major health care issues faced in South Africa. A portion of Placer Dome’s South African workforce is believed to be infected by the HIV virus. Placer Dome, consistent with its Health and Safety policies, is undertaking a comprehensive HIV/AIDS awareness and prevention program for South Deep employees. It is not possible to determine with certainty the costs that Placer Dome may incur in the future in dealing with this issue, however if the number of infections increase, costs associated with treatment and employee retraining may also increase, affecting profitability.

In relation to Papua New Guinea, the location of the Porgera and Misima gold mines, there is a greater level of political and economic risk compared to some other countries in which Placer Dome operates. For example, open pit operations at the Porgera mine were suspended from August 27, 2002 to October 12, 2002 due to interruptions in the electrical power supply as a result of election related vandalism. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera Mine’s infrastructure including power, water and fuel may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.

The Porgera and Misima mines have on a number of occasions experienced delays in the granting of operating permits and licences, necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera and Misima mines may not be able to operate for a period. Future government actions cannot be predicted but may impact on the operation and regulation of mines including Porgera and Misima.

Occurrence of events for which Placer Dome is not insured may affect its cash lows and overall profitability

Placer Dome maintains insurance to protect itself against certain risks related to its operations. Other than the political risk insurance mentioned above, Placer Dome’s insurance coverage includes the following:

•	Property (including boiler and machinery) insurance;

•	Directors and officers liability insurance;

•	Comprehensive general liability insurance;

•	Marine cargo insurance.

These coverages are maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, Placer Dome may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure or against which Placer Dome may elect not to insure because of high premium costs or various other reasons.

Occurrences of events for which Placer Dome is not insured may affect its cash flows and overall profitability.

Placer Dome’s business depends on good relations with its employees

In South Africa, employees at Placer Dome’s South Deep mine are unionized. In the past, labour disruptions at various mines in South Africa have been used to advocate labour, political and social causes. Hence the risk of labour disruptions is considered to be higher at South Deep.

Production at South Deep in the second quarter 2001 was disrupted by a labour dispute that was settled after a 5-day strike. A labour contract between South Deep and South Africa’s National Union of Mineworkers was concluded in August 2001. This agreement remains in effect until the end of June 2003.

Placer Dome may not have satisfactory title to its properties

The validity and ownership of mining property holdings can be uncertain and may be contested. Although Placer Dome has attempted to acquire satisfactory title to its properties, risk exists that some titles, particularly titles to undeveloped properties, may be defective. There are currently a number of pending native title or traditional land owner claims relating to certain of Placer’s properties in Australia. See Government regulation and changes in legislation below for a discussion on South African title issues.

Competition for mineral land

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where Placer Dome contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that Placer Dome will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs

Placer Dome’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, Placer Dome actively seeks to replace and expand its mineral reserves, primarily through exploration and development and, in the future, intends to do so through strategic acquisitions as well. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Placer Dome’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves. In the event that new mineral reserves are not discovered, Placer Dome may not be able to sustain production beyond the current mine lives, based on current production rates.

Government regulation and changes in legislation

In the United States, much of Placer Dome’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. There are numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. Placer Dome is not able to determine the impact of such mining-related regulatory developments on its future financial position. (See note 15(e) of the consolidated financial statements for further information)

On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Act will come into operation on a date fixed by the President by proclamation. It is expected that commencement of the Act will not be proclaimed until the related instruments (including regulations and the Charter and money bill discussed below) have been introduced, finalized and brought into operation.

The Act provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights will have five years to lodge their rights for conversion into new mining rights in terms of the Act. The conversion requirements are set out in the Act. Old order mining rights will continue in force during the conversion period.

The Act calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) that will set out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans (“HDSAs”) in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, of which five are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 26% over 10 years. The government has indicated an interim target of 15% over 5 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. To date, no such money bill has been introduced in Parliament or released for public comment.

At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and related instruments and assess their impact on current operations and future development at South Deep.

Joint ventures

Certain of the properties in which Placer Dome has an interest are operated though joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Placer Dome or to third parties could have a material adverse effect on the joint ventures. In addition, Placer Dome may be unable to exert control over strategic decisions made in respect of such properties.

Licenses and permits

The operations of Placer Dome require licenses and permits from various governmental authorities. Placer Dome believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Placer Dome will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Risks of acquisitions

Placer Dome undertakes evaluations of opportunities to acquire additional gold mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Placer Dome’s business, and may expose Placer Dome to new geographic, political, operating, financial and geological risks. Placer Dome’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of Placer Dome. Any acquisitions would be accompanied by risks, such as a significant decline in the gold price, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Placer Dome’s ongoing business; the inability of management to maximize the financial and strategic position of Placer Dome through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, Placer Dome may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Placer Dome to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Placer Dome would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Risks associated with the use of forward sale and derivative instruments

Placer Dome has historically reduced its exposure to gold and other metal price fluctuations by entering into forward sale and financial derivative contracts. There can be no assurance that Placer Dome will continue the forward selling techniques successfully used, or any other forward selling techniques, or that, if they are continued, that Placer Dome will be able to achieve in the future realized prices for gold produced in excess of average London PM fix prices as a result of its forward selling activities.

If the gold price rises above the price at which future production has been committed under Placer Dome’s hedge instruments, Placer Dome will have an opportunity loss. However, if the gold price falls below that committed price, revenues will be protected to the extent of such committed production. In addition, Placer Dome could be exposed to a loss of value if a counterparty to a hedge or forward sale contract defaults on its primary obligations under the instrument.

For other discussions on commitments and contingencies, see note 15 of the consolidated financial statements.

7. MARKETS

Gold

The price of gold averaged $310 per ounce for 2002, its best annual performance since 1997. In the fourth quarter gold rallied to a high of $349 per ounce, with a closing London AM fix of $343. The average spot price for the quarter was $322 per ounce. The trend in the gold market for 2002 was marked by an increase in volatility caused partly by a decrease in market liquidity. The key factors affecting the gold market included weakness in the US dollar, coupled with political tension in Iraq and North Korea, equity market declines and an absence of producer hedging all of which increases investment demand for gold.

The de-hedging by producers led to both a reduction in new hedges as well as the purchase of gold by producers in the spot market to close out positions.

In the fourth quarter, the gold price was influenced by the conflict over Iraq, dollar weakness and risk in capital markets. With the collapse of equity markets, gold market sentiment was buoyed by expectations of an expansion of the supply of money (monetary reflation) in response to the risk of prolonged economic malaise and asset deflation. In the past, such “post bubble” periods have been accompanied by monetary reflation – printing excess money – thereby devaluing currencies; producing very low or negative real interest rates in order to encourage demand and consumption rather than savings. This produces a positive macro environment for gold that could last until economic recovery is clearly underway, capital markets risk is reduced and monetary policy tightens in response to renewed inflation expectations.

Investor interest returned to the gold market in 2002. Specifically, the return of investor and speculator interest in the metal, particularly in the New York and Tokyo markets provided a strong base of support for gold during the year. The chart below shows the open interest position on the New York Comex market since February 12, 2002. The Chart indicates there has been an increased interest by investors evidenced by the large long positions established during the year. However, this interest has not translated into an increase in physical demand for gold.

Gold jewellery, which accounts for 80% of the total demand, is highly sensitive to price movements and, in particular, prone to a sharp decline when prices rise. For example, in 1993 world jewellery fabrication slumped by 7-8% as the average price rose 5% and as prices jumped 25% trough-to-peak. In 2001, as the average USD gold price fell 3%, demand dropped by a similar percentage. Although economic weakness played its part, the explanation of the decline was also due to the three price spikes during the year and firmer prices in other currencies. Demand in other areas has also fallen. Industrial gold demand has decreased since 2000. Increases in new coin sales in 2002 were primarily due to commemorative issues by Germany. The level of coin sales in 2002 is at about one half the levels of the late 1990s. Bar hoarding appears to have further increased in 2002 with much of the increase accounted for by Japan early in the year.

Copper

Copper prices moved in a sideways pattern throughout 2002 with prices ranging from 64.5 cents per pound to 76.6 cents per pound. The average price for 2002 was 70.7 cents per pound and the closing price for the year was 69.7 cents per pound.

Copper stocks in LME registered warehouses remained at traditionally high levels, setting an all-time high in May 2002 before trending down. The downtrend was consistent with producer production cut-backs announced in late 2001 and early 2002 taking hold.

8. OUTLOOK

Overview

Placer Dome’s share of gold and copper production in 2003 is targeted at approximately 3.5 million ounces and 400 million pounds, respectively. Cash and total production costs for gold are estimated to be around $195 and $260 per ounce, respectively. Amortization of the fair value allocation of the AurionGold purchase price is responsible for $11 of the forecast $24 per ounce increase in total production costs from 2002.

During August 2002, the Special Lease Agreement (“SLA”) for the Pueblo Viejo Project was ratified by the lower house of Congress of the Dominican Republic. During the new Congressional session, Congress is expected to ratify an amendment to the Mining Law. The process to approve the amendment to Article 19 of the Mining Law continues to be closely monitored by Placer Dome since this represents the final step to achieve approval of the SLA. With the Congressional ratification of the SLA, Placer Dome Inc. has begun its feasibility study on the Pueblo Viejo gold deposit, anticipated to be an expenditure of $10 million. The majority of these funds will be spent by the end of 2003.

On February 11, 2003, Placer Dome announced that it had exercised its option to become joint venture manager and earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from NovaGold Resources Inc. Placer Dome can vest its additional 40% if it expends a minimum of $30 million, completes a feasibility study and makes a decision to construct a mine on the property at a production rate of not less than 600,000 ounces of gold per year by November 13, 2007. If Placer Dome chooses not to complete its earn-in, joint venture management would revert to NovaGold and Placer Dome retains its 30% participating interest. The emphasis this year will be to complete the new joint-venture mineral resource estimates and to develop plans to address the project’s infrastructure needs as part of the pre-feasibility study currently underway.

In 2003, Placer Dome’s share of capital expenditures are anticipated to be about $220 million, including $48 million at South Deep for the shaft and underground development, $33 million at Zaldivar for processing enhancements, mine development and equipment, $26 million at Porgera for development, $21 million at Granny Smith primarily for mine development, $18 million at Kalgoorlie West for development and equipment upgrade and $16 million at Campbell primarily for underground development. Exploration expenditures in 2003 will be approximately $60 million with $36 million allocated to mine sites. Placer Dome also plans to spend approximately $10 million on research, development and technology advancement.

In 2003, Placer Dome will reduce its committed ounce position of its precious metals sales program by at least one million ounces of gold by delivering into contracts and closing out positions as quickly and opportunistically as market conditions allow.

The sensitivity of annual net earnings to key price increases based on metal prices of $300 per ounce for gold, $4.75 per ounce for silver and $0.75 per pound for copper and projected 2003 sales volumes is estimated as follows:

	Price change	Change in net earnings	Change in net
	$	(millions of $)	earnings per share $

Gold	25.00/oz	43	0.11
Silver	0.50/oz	2	—
Copper	0.05/lb	12	0.03

The sensitivity of annual net earnings to foreign exchange fluctuations with respect to operating costs of the Australian dollar, the Chilean peso, the Canadian dollar, the South African rand and the Papua New Guinean kina to the United States dollar for projected 2003 sales volumes is estimated as follows:

	Exchange Fluctuation

			Change in net earnings	Change in net
	December 31, 2002%		(millions of $)	earnings per share $

Australian dollar	1.7649	10%	12	0.03
Chilean peso	720	10%	6	0.01
Canadian dollar	1.5796	10%	4	0.01
South African rand	8.58	10%	2	—
Papua New Guinean kina	4.0	10%	1	—

Taxation

Placer Dome’s profitability is dependent to a considerable extent on the level of taxation. The following table summarizes expected 2003 effective tax rates based on tax laws enacted as at December 31, 2002 for mining earnings in the principal jurisdictions in which operations are located. The tax bases for mining taxes and royalties and withholding taxes differ from the tax bases for income taxes, so that the effective overall tax rates are not necessarily the sum of the various tax rates in each jurisdiction.

				Mining		With-	Effective overall
				tax or		holding	tax rate to
	Income tax			royalty		tax	Placer Dome

Canada
- Ontario	29.6%	(i	)	10.2%	(ii)	—	39.8%
United States
- Montana	20.0%	(iii)		0.9%		5.0%	24.0%	(iii)
- Nevada	20.0%	(iii)		5.0%		5.0%	24.0%	(iii)
Australia
- Queensland	30.0%			2.2%	(iv)	—	30.0%	(v	)
- Western Australia	30.0%			2.5%	(vi)	—	30.0%	(v	)
- Tasmania	30.0%			1% / 10%	(vii)	—	30.0%	(v	)
Papua New Guinea	30.0%			2.0%	(viii)	10.0%	37.0%	(v	)
Chile	16.5%			—		18.5%	35.0%	(ix)
South Africa	38.0%	(x	)	—		—	38.0%

(i)	The rate consists of the Canadian federal rate, including surtax, reduced by the resource allowance, plus the provincial rate, reduced by the resource allowance and manufacturing and processing credit.

(ii)	The effective Ontario mining tax rate includes the processing allowance. The statutory mining tax rate was reduced to 12% effective January 1, 2003, and will be further reduced to 10% for 2004.

(iii)	The effective income tax rate for U.S. operations is the Alternative Minimum Tax (“AMT”) rate, since existing tax attributes will offset any regular tax liability in excess of AMT. The effective rate for Nevada and Montana does not include the mining tax, which is based on gross proceeds in Montana and net proceeds in Nevada. No Montana state income tax has been included in the effective income tax rate as a result of sufficient tax losses which offset projected income apportionable to the state. Nevada imposes no corporate income tax.

(iv)	Royalty on revenue received, less an allowance for freight and insurance. The royalty rate varies based on gold and copper prices and the U.S. to Australian dollar exchange rate. During 2002, it varied from 1.9% to 2.9%.

(v)	The effective tax rate excludes the royalty that is imposed on metal sold.

(vi)	Royalty on gross invoice value, less an allowance for packaging and transport. A rate of 2.5% applies, unless the average gold spot price for a quarter is less than $450 Australian dollars per ounce, in which case the rate charged on gold produced in that particular quarter is 1.25%.

(vii)	The Mount Julia-Darwin areas of the Henty mine incur a gross metal royalty of 1% and the other areas of production incur a 10% royalty.

(viii)	Gross sales tax on metal sold. The 2% is an allowable tax deduction. Papua New Guinea value added tax legislation came into effect from July 1, 1999 and was accompanied by a reduction in customs duty. A 4% mining levy (on assessable income from mining operations) also came into effect from July 1, 1999. The mining levy (which is tax deductible) had been introduced as a result of the zero-rating of the mining sector for Value Added Tax (“VAT”) purposes and to compensate the government for the loss of customs duty revenue. The levy was reduced to 3% effective January 1, 2002, and was to be further reduced and completely phased out by 2005. However, the 2003 National Budget announced the phase out was cancelled and the 3% levy to remain.

(ix)	The First Category Tax increases to 16.5% effective January 1, 2003 and will increase to 17% for 2004 and thereafter. The Second Category Tax is withheld upon the repatriation of earnings from Chile, and decreases to 18.5% effective January 1, 2003 for profits earned 2003, and will decrease to 18% effective January 1, 2004 for profits earned in 2004 and thereafter. The net effect of these changes continues to provide an overall effective corporate tax rate of 35%.

(x)	Income taxes on gold mining income are formula based in the Republic of South Africa and therefore sensitive to the profitability of the mine. Gold mining companies may elect on initial filing to use one of two formulas, one subject to a secondary distribution tax (“STC”) and the other which is not subject to STC. Placer Dome has elected the latter alternative. The income tax rate disclosed is the estimated weighted average tax rate over the life of the South Deep Mine. The rate was re-calculated in 2002, using data and economic assumptions from the 2002 South Deep Mine Plan.

Notes to the Production and Operating Summary on page 6:

(1)	Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. Mine operating earnings comprises sale, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars.

(2)	Calculated in accordance with the Gold Institute Standard. Total cash production costs includes direct mining expenses, stripping and mine development adjustments, third party smelting, refining and transportation costs, by-product credits, royalties and production taxes. Total production costs comprises total cash production cost plus depreciation, depletion and reclamation provisions.

(3)	Placer Dome completed an agreement with Kinross to form the Porcupine Joint Venture that would combine the operations of Dome Mine with certain operations of Kinross effective July 1, 2002. The 2002 Dome Mine reflects the results for the first six months to June 30, 2002, and the Porcupine Mine reflects 51% of the combined operation from July 1, 2002 onward. See the Financial Results of Operations section, under Canada, of the Management’s Discussion & Analysis for more information.

(4)	In 2002, included in Cortez gold production is 44,029 ounces (2001 - 66,763 ounces) related to the sale of carbonaceous ore.

(5)	Production from the Getchell Mine relates to third party ore sale.

(6)	Silver is a by-product at the Misima Mine. At Misima, grade, recovery and Placer Dome’s share of production for silver were 10.2 grams of silver per tonne 37.0% and 574,400 ounces, respectively, for 2002 and 9.6 grams of silver per tonne, 37.9% and 522,400 ounces, respectively, for 2001.

(7)	On October 22, 2002, Placer Dome gained control of AurionGold Limited. This increases the company’s ownership in Granny Smith Mine to 100% and Porgera Mine to 75% from 60% and 50% respectively as well as adding Henty, Kalgoorlie West and Kanowna Belle mines to the company’s holdings. The additional 40% of Granny Smith and 25% of Porgera acquired contributed 30,689 ounces and 47,864 ounces, respectively in November and December, 2002. The 2003 production forecast and unit cost estimates for the Henty, Kalgoorlie West and Kanowna Belle mines are based on the mining plans developed by AurionGold prior to its acquisition by Placer Dome and are potentially subject to revision when Placer Dome completes its own strategic business plan for each of the sites.

(8)	The Kidston Mine was closed in July 2001 due to the depletion of ore.

(9)	Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(10)	Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 149,285 ounces for 2002, and 155,916 ounces for 2001. At La Coipa (50%), grade, recovery and production for silver were, 58.3 grams of silver per tonne, 60.5% and 3,595,000 ounces, respectively, for 2002 and 90.1 grams of silver per tonne, 65.9% and 6,060,000 ounces, respectively, for 2001.

(11)	Estimated 2003 annual unit costs for the South Deep mine are based on a rand to US dollar exchange rate of 10:1, any change from this would have an impact on the unit costs. At December 31, 2002 this exchange rate was approximately 8.6:1.

(12)	Recovery percentage for the Zaldivar mine relates to the heap leach operations. Including the dump leach operations, the average recovery percentage for 2002 was 77.0% (2001 — 64.5%).

MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and all information in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Financial information presented throughout this Schedule to the Management Proxy Circular is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that the financial information is accurate and reliable. The internal audit department of the Corporation conducts an ongoing program of review and evaluation of these controls and regularly reports on its findings to management and the Audit Committee.

The Audit Committee of the Board of Directors is composed of four outside Directors, and meets with management, the internal auditors and the independent auditors to assure that management is maintaining adequate financial controls and systems to approve the annual and quarterly consolidated financial statements of the Corporation. Both the internal auditors and independent auditors have unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Jay K. Taylor President and Chief Executive Officer	Rex J. McLennan Executive Vice-President and Chief Financial Officer

February 19, 2003
Vancouver, Canada

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

The Shareholders of Placer Dome Inc.:

We have audited the consolidated balance sheets of Placer Dome Inc. as at December 31, 2002 and 2001, and the consolidated statements of earnings (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Placer Dome Inc. as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, during 2002, the Corporation changed its policy on accounting for depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. During 2001 the Corporation changed its policy on revenue recognition for gold sales and its policy on stock based compensation. During 2000, it changed its policies on accounting for income taxes and metal call options sold.

On February 19, 2003, we reported separately to the shareholders of Placer Dome Inc. on the financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.

Vancouver, Canada February 19, 2003.	Chartered Accountants

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(millions of United States dollars, except share and per share amounts, Canadian GAAP)

	Years ended December 31

		2001	2000
	2002	(restated-note 2)	(restated-note 2)
	$	$	$

Sales (note 4)	1,259	1,266	1,464
Cost of sales	740	762	794
Depreciation and depletion (note 4)	213	218	251

Mine operating earnings (note 4)	306	286	419

General and administrative	40	41	43
Exploration	52	44	57
Technology, resource development and other	55	56	55
Write-downs of mining interests (note 5)	—	331	839

Operating earnings (loss)	159	(186)	(575)

Investment and other business income (note 6)	40	20	118
Non-hedge metal derivative gains (losses)	(12)	(1)	5
Interest and financing expense (note 11(b))	(43)	(47)	(52)

Earnings (loss) before taxes and other items	144	(214)	(504)

Income and resource tax recovery (provision) (note 7)	(25)	31	158
Minority interests	—	(5)	(1)

Net earnings (loss)	119	(188)	(347)
Preferred securities dividends	(14)	(15)	(14)

Net earnings (loss) attributable to common shareholders	105	(203)	(361)

Per common share
Net earnings (loss)	0.30	(0.62)	(1.10)
Diluted net earnings (loss)	0.30	(0.62)	(1.10)
Dividends	0.10	0.10	0.10

Weighted average number of common shares outstanding (millions)
Basic	349.4	327.9	327.6
Diluted	350.4	327.9	327.6

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, Canadian GAAP)

ASSETS

	December 31

	2002	2001
	$	(restated-note 2)
		$

Current assets
Cash and cash equivalents	539	434
Short-term investments	7	6
Accounts receivable	101	96
Income and resource tax assets	10	7
Inventories (note 8)	206	168

	863	711

Goodwill (note 3)	200	—
Other assets (note 9)	149	143
Future income and resource taxes (note 7)	28	24
Property, plant and equipment (note 10)	2,778	1,780

	4,018	2,658

LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31

	2002	2001
	$	(restated-note 2)
		$

Current liabilities
Short-term debt	—	2
Accounts payable and accrued liabilities	200	146
Income and resource taxes payable	37	25
Current portion of long-term debt (note 11)	341	36

	578	209

Long-term debt and capital leases (note 11)	345	547
Deferred commodity and currency derivatives	233	19
Deferred credits and other liabilities (note 12)	229	170
Future income and resource taxes (note 7)	231	116
Commitments and contingencies (notes 14 and 15)

Shareholders’ equity
Share capital (note 13)
Common shares — unlimited shares authorized, no par value, issued and outstanding 408,741,574 shares (2001 – 328,608,666 shares)	2,595	1,862
Preferred securities — unlimited shares authorized, no par value, none issued	257	257
Deficit	(461)	(532)
Other equity accounts	11	10

Total shareholders’ equity	2,402	1,597

	4,018	2,658

(See accompanying notes to consolidated financial statements)

ROBERT M. FRANKLIN Director	JAY K. TAYLOR Director

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(millions of United States dollars, Canadian GAAP)

	2002	2001	2000
	$	(restated-note 2)	(restated note 2)
		$	$

Common shares, opening	1,862	1,851	1,850
Exercise of options	23	11	1
Stock issued on the acquisition of AurionGold Limited	710	—	—

Common shares, closing	2,595	1,862	1,851

Preferred securities, opening	257	257	280
Repurchase of preferred securities	—	—	(23)

Preferred securities, closing	257	257	257

Cumulative translation adjustment	(40)	(40)	(40)

Contributed surplus, opening	50	45	40
Stock-based compensation	3	5	—
Options issued on acquisition of Getchell Gold Corp. exercised or expired in the period	(2)	—	—
Repurchase of preferred securities	—	—	5

Contributed surplus, closing	51	50	45

Deficit, opening	(532)	(296)	384
Net income (loss)	119	(188)	(347)
Common share dividends	(34)	(33)	(32)
Preferred securities dividends	(14)	(15)	(14)
Change in accounting policy (note 2)	—	—	(287)

Deficit, closing	(461)	(532)	(296)

Shareholders’ equity	2,402	1,597	1,817

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars Canadian GAAP)

	Years ended December 31

		2001	2000
	2002	(restated-note 2)	(restated-note 2)
	$	$	$

Operating activities
Net earnings (loss)	119	(188)	(347)
Depreciation and depletion	213	218	251
Amortization of stripping (note 2(a))	38	55	42
Deferred stripping (note 10(b))	(19)	(30)	(47)
Future income and resource taxes	(10)	(64)	(201)
Deferred reclamation	13	(10)	13
Investment gains	(9)	—	(85)
Deferred commodity and currency hedging	(14)	(2)	(15)
Write-downs of mining interests and investments	—	331	839
Minority interest	—	5	1
Other items, net	21	14	(3)
Change in non-cash operating working capital (note 17)	(13)	27	(83)

Cash from operations	339	356	365

Investing activities
Property, plant and equipment (note 10(b))	(128)	(191)	(148)
Business acquisition, net of cash acquired (note 3(a))	(47)	—	—
Short-term investments	(1)	3	4
Disposition of assets and investments	17	8	17
Other, net	3	4	12

	(156)	(176)	(115)

Financing activities
Short-term debt	(2)	2	(31)
Long-term debt and capital leases
Borrowings	2	2	—
Repayments	(36)	(39)	(14)
Common shares issued	23	11	1
Redemption of preferred securities	—	—	(18)
Redemption of minority interest	(5)	—	—
Dividends paid
Common shares	(34)	(33)	(33)
Preferred securities	(14)	(15)	(14)
Minority interests	(12)	(5)	(2)

	(78)	(77)	(111)

Increase in cash and cash equivalents	105	103	139

Cash and cash equivalents
Beginning of year	434	331	192

End of year	539	434	331

(See accompanying notes to consolidated financial statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000
(all amounts are in millions of United States dollars,
except where otherwise indicated, Canadian GAAP)

1. Nature of Operations and Summary of Significant Accounting Policies

Placer Dome Inc. (“the Corporation”), and subsidiary companies and joint ventures (collectively, “Placer Dome”) are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold, Placer Dome’s primary product, is produced in Canada, the United States (“U.S.”), Australia, Papua New Guinea, South Africa and Chile and sold to the world market. Placer Dome also produces and sells significant quantities of copper.

Placer Dome’s cash flow and profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also arises from fluctuations in currency exchange rates, political risk and varying levels of taxation. While Placer Dome seeks to manage these risks, many of these factors are beyond its control.

The U.S. dollar is the principal currency of measure of all Placer Dome’s operations and for the consolidated financial statements of the Corporation. The consolidated financial statements of Placer Dome Inc. have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities.

The Corporation also prepares its consolidated financial statements in accordance with U.S. GAAP. Placer Dome Inc. adopted U.S. GAAP as its primary accounting standard in order to provide information on a more comparable basis with a majority of the companies in the gold mining industry peer group. Consolidated financial statements in U.S. GAAP are included in the Corporation’s Annual Information Form and filed with various Canadian and U.S. regulatory authorities.

The significant accounting policies used in these Canadian GAAP consolidated financial statements are:

Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries and a proportionate share of the accounts of joint ventures in which Placer Dome has an interest.

The following table sets forth the Corporation’s indirect ownership of its mining interests:

	December 31, 2002	December 31, 2001

Through majority owned subsidiaries
Bald Mountain	100%	100%
Campbell	100%	100%
Dome (note 3(b))	n/a	100%
Getchell	100%	100%
Golden Sunlight	100%	100%
Granny Smith (note 3(a))	100%	n/a
Henty (note 3(a))	100%	—
Kalgoorlie West (note 3(a))	100%	—
Kanowna Belle (note 3(a))	100%	—
Kidston (i)	70%	70%
Misima	80%	80%
Osborne	100%	100%
Zaldívar	100%	100%

As interests in unincorporated joint ventures
Cortez	60%	60%
Granny Smith (note 3(a))	n/a	60%
Musselwhite	68%	68%
Porcupine (note 3(b))	51%	n/a
Porgera (note 3(a))	75%	50%
South Deep	50%	50%

Equity Accounted for investment
La Coipa	50%	50%

(i)	The Kidston Mine ceased operations in July 2001 due to depletion of ore.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Corporation’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

Revenue Recognition

In 2001, Placer Dome adopted the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition”, for consistency with the Corporation’s U.S. GAAP revenue recognition policy. Under the new policy, gold revenue is recognized in the accounts upon delivery when title passes. Previously, gold revenue was recognized in the accounts when the product was in a saleable form and a sales agreement had been entered into.

Copper revenue is recognized on shipment of the product when title passes. Sales of copper concentrate are based on specific sales agreements and may be subject to adjustment upon final settlement following sales quotational periods. Such adjustments to revenue are recorded in the period of final settlement.

Gains and losses realized on forward sales contracts and certain derivative financial instruments used to mitigate metal price risk are recognized in sales revenue based on the original designation date.

Derivatives and Hedging Activities

Placer Dome employs metals and currency contracts, including forward contracts, cap agreements and options to manage exposure to fluctuations in metal prices, foreign currency exchange rates.

For metals production, these contracts are intended to reduce the risk of falling prices on Placer Dome’s future sales, and, in the case of purchased options, allow Placer Dome to benefit from higher precious metal and copper prices. Gains and losses on forward sales, including spot deferred contracts, and options that effectively establish prices for future production, are recognized on the forward date identified at the contract inception. Net option premiums paid or received on options purchased and options written are deferred and included in the Consolidated Balance Sheet as Other Assets or Deferred Credits and Other Liabilities. These items are recognized in income when the related hedged transactions occur.

Effective October 1, 2000 Placer Dome adopted the Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee Abstract of Issue Discussed EIC-113, Accounting by Commodity Producers for Written Call Options (“EIC-113”). Under EIC-113, call options that are not part of a put/call collar strategy are marked-to-market with the change in value recorded in current earnings (note 2(e)).

Foreign currency derivative financial instruments, such as forward contracts and options, are used to manage the effects of exchange rate changes on foreign currency exposures on operating costs and capital expenditures. Items hedged by foreign currency contracts are translated at contract rates and gains and losses on these contracts are recognized in cost of sales (for hedges of operating costs) or property, plant and equipment (for hedges of capital expenditures) as a component of the related transaction.

In November 2001, the Canadian Accounting Standards Board (“AcSB”) issued accounting guideline AcG-13, “Hedging Relationships”, which establishes the conditions for applying hedge accounting; although it does not specify how hedge accounting is applied. AcG-13 is effective for fiscal years commencing on or after July 1, 2003. Placer Dome is currently evaluating the impact of AcG-13.

Reclamation and Closure Costs

Expenditures related to ongoing environmental activities are charged against earnings as incurred. Estimated reclamation and closure costs, including site rehabilitation and long-term treatment and monitoring costs, are accrued by annual charges to earnings over the estimated life of the mine. These estimates are based principally on legal and regulatory requirements. It is possible that Placer Dome’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are reflected in earnings in the period the estimate is revised.

Foreign Currency Translation

For each entity, transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

In 2001, the AcSB issued amendments to CICA Handbook Section 1650, “Foreign Currency Translation”. Placer Dome adopted the amendments effective January 1, 2002, with no impact on Placer Dome’s financial statements.

The cumulative translation adjustment (“CTA”) relates to the CTA balance of the Corporation prior to its adoption of the U.S. dollar, in 1997, as the principal currency of measure for all operations. Earnings adjustments to the CTA balance are recorded on the substantial disposition, liquidation or closure of a mine property or investment.

Exploration and Development

Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property. If no mineable ore body is discovered, capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

On-going mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.

Capitalization of Financing Costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Financing costs are charged against earnings from the time that mining operations commence.

Income and Resource Taxes

Effective January 1, 2000, the Corporation adopted CICA Section 3465, “Income Taxes” (note 2(d)). The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Placer Dome records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired and liabilities assumed exist, Placer Dome recognizes the future tax assets and liabilities for the tax effects of such differences. Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and joint ventures to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Net Earnings and Dividends per Common Share

The calculations of net earnings and dividends per common share are based upon the weighted average number of common shares of the Corporation outstanding each year after consideration of dividends paid on preferred securities. Where outstanding stock options dilute earnings per share, diluted earnings per share are calculated and disclosed.

Cash and Cash Equivalents

Cash and cash equivalents are those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

Investments

Short-term investments are carried at the lower of cost and quoted market value.

Investments in shares of associated companies in which Placer Dome’s ownership is greater than 20% but no more than 50% are, where significant influence is present, accounted for by the equity method.

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than a temporary decline.

Inventories

Product inventories are valued at the lower of average production cost and net realizable value.

In-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

Materials and supplies are valued at the lower of average cost and replacement cost.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less depreciation and depletion, including costs associated with properties under development.

Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, capitalized development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined mineral ore reserves. Where total mineral reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated life of the asset.

Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as “stripping costs”, are generally capitalized under property, plant and equipment. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tons of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits.

This policy results in the recognition of stripping costs evenly over the lives of the open pits as gold or copper is produced and sold. The application of the policy generally will result in an asset on the balance sheet, although it is possible that a liability could arise if amortization exceeds costs capitalized due to the variation of the grades of ore being mined. Stripping costs are included in the carrying amount of the Corporation’s mining properties for the purpose of assessing whether any impairment has occurred.

Effective January 1, 2002, the Corporation changed its accounting policy to exclude future estimated mining and development costs which were previously included in the estimate of life of mine stripping costs (note 2(a)).

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs or a decrease in mineable reserves), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating capital and costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated net recoverable amount is made with a charge to earnings.

The Corporation’s estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation’s investments in mineral properties.

Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Pursuant to CICA 3062, Goodwill and Other Intangible Assets, goodwill is assigned to assets acquired and is not amortized. Goodwill is subject to determination of fair value at least annually and at such times as events or circumstances indicate that an impairment has occurred.

Stock-based Incentive Plans

The corporation has three stock-based incentive plans, which are describe in Note 13 to the financial statements. As discussed in Note 2, the Corporation adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments”, in the fourth quarter of 2001. As permitted by CICA 3870, the Corporation has applied this change prospectively for new awards granted on or after January 1, 2001. Placer Dome has chosen to account for all grants of options to employees and directors after January 1, 2001 in accordance with the intrinsic value method of accounting for stock-based compensation as defined by accounting principles generally accepted in the United States. Awards granted to non-employees, including awards granted to employees of our joint ventures, have been accounted for in accordance with the fair value method of accounting for stock-based compensation, using the Black-Scholes option pricing model. In periods prior to January 1, 2001, Placer Dome recognized no compensation when stock or stock options were issued to employees or non-employees.

Pension Plans

Placer Dome has both defined contribution and defined benefit pension plans. The costs of defined contribution pension plans, representing Placer Dome’s required contribution, and the costs of defined benefit pension plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period. Adjustments arising from plan amendments, experience gains and losses and changes in actuarial assumptions are amortized to earnings over the expected average remaining service lives of the respective employee groups.

Reclassifications

Certain comparative figures for 2001 and 2000 have been reclassified to conform with the 2002 presentation.

2. Change in Accounting Policies

(a)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. This change was applied retroactively with restatement of 2001 comparative figures. The impact of the change in 2001 was to decrease mine operating earnings and increase net loss by $8 million or $0.03 per share. The change had no impact in 2000.

(b)	For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash costs instead of non-cash costs in accordance with the Gold Institute’s revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the years ended December 31, 2001 and 2000, $48 million and $42 million respectively, were reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to net earnings. During the fourth quarter of 2002, Placer Dome changed its classification of deferred stripping on the statements of cash flows from investing activity to operating activities. For the year ended December 31, 2001 and 2000, $30 million and $47 million, respectively, were reclassified.

(c)	In the fourth quarter of 2001, the Corporation adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments”. As permitted by CICA 3870, the Corporation has applied this change prospectively for new awards granted on or after January 1, 2001. Placer Dome has chosen to account for all grants of options to employees and directors after January 1, 2001 in accordance with the intrinsic value method of accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Awards granted to non-employees, including awards granted to employees of our joint ventures, have been accounted for in accordance with the fair value method of accounting for stock-based compensation, using the Black-Scholes option pricing model.

In periods prior to January 1, 2001, Placer Dome recognized no compensation when stock or stock options were issued to employees or non-employees. As a result of this change, a charge of $5 million through cost of sales was recorded in 2001(with nil tax effect).

(d)	Effective January 1, 2000 the Corporation adopted CICA 3465 and EIC-108 retroactively without restatement of the 1999 financial statements. The standard requires a change from the deferred method of accounting for income taxes under Handbook Section 3470, Corporate Income Taxes, to the liability method of accounting for income taxes. Under the new method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Under CICA 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. As a result of the adoption of CICA 3465, the retained earnings as at January 1, 2000 were reduced by $287 million, with a corresponding increase in future income and resource tax liabilities.

(e)	Commencing October 1, 2000 Placer Dome adopted EIC-113, Accounting by Commodity Producers for Written Call Options. Prior to October 1, 2000 all metal call options were given hedge accounting treatment in accordance with common industry practice, whereby the change in market value and premium received were deferred until the forward date identified at the contract inception. Under EIC-113, call options that are not part of a put/call collar strategy (“net call position”) are marked-to-market with the change in value recorded in earnings currently. In accordance with EIC-113, the new accounting treatment is applied prospectively to only those call option contracts entered into on or after October 1, 2000. The impact was nil in 2000. The mark-to-market value of the net call position in the future will be affected by the then spot prices of gold and silver, the length of time to expiry of the options, metal price volatility and interest rates in the market at the time of valuation.

3. Business Acquisitions

(a)	On May 26, 2002, the Corporation announced a proposal for a wholly owned subsidiary to acquire all of the outstanding shares of Australian gold producer AurionGold Limited (“AurionGold”). On October 22, 2002, Placer Dome announced that it had acquired a controlling interest of 56% of the outstanding shares of AurionGold. Accordingly, the results of operations of AurionGold have been included in the accompanying financial statements from October 31, 2002 forward. At December 31, 2002, this interest had increased to 100% as Placer Dome had completed the compulsory acquisition process to obtain all of the remaining outstanding shares of AurionGold.

Consideration paid for the AurionGold shares was 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of A$0.35 per AurionGold share (reduced for subsequent cash dividend payments from AurionGold to A$0.28 and A$0.18 per AurionGold share). The purchase price for the acquisition totalled $785 million, comprised of 78 million Placer Dome shares, $63 million in cash and approximately $13 million in direct costs incurred by Placer Dome. In addition to this $13 million, AurionGold accrued in its pre acquisition results charges totalling $7 million for severance and office closure costs bringing the total direct costs to $20 million. The average value of Placer Dome shares was $9.09 per share based on the Placer Dome share price on the date the AurionGold shares were tendered.

The acquisition increases Placer Dome’s ownership in the Granny Smith and Porgera gold mines from 60% and 50% to 100% and 75% respectively and includes the Paddington and Kundana mills and related gold mines (collectively “Kalgoorlie West”) as well as the Kanowna Belle and Henty gold mines in Australia and provides significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It is expected to add significant ounces of gold to Placer Dome’s annual production and result in synergies, over time, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational costs.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Goodwill will be reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate. The overall purchase price allocation is preliminary and will be finalized following the completion of an independent appraisal expected to be available during the first half of 2003. The final allocations may differ from the preliminary allocations presented below. The following reflects the preliminary purchase allocation for the acquisition of 100% of AurionGold (in millions, except per share data):

Common shares of Placer Dome issued to AurionGold shareholders	78
Value of Placer Dome common stock per share	$9.09

Fair value of Placer Dome common stock issued	709
Plus — Cash consideration	63
Plus — Direct acquisition costs incurred by Placer Dome	13

Total Purchase Price	785
Plus-Fair value of liabilities assumed by Placer Dome
Current liabilities	50
Long-term debt	136
Derivative instrument liabilities	225
Other non-current liabilities	45
Less-Fair value of assets acquired by Placer Dome
Cash	29
Other current assets	55
Mineral properties and mine development	481
Mine plant and equipment	155
Purchased undeveloped mineral interests	244
Deferred tax asset	65
Other long-term assets	12

Residual purchase price allocated to goodwill	200

As part of the purchase of AurionGold, Placer Dome acquired identifiable intangible assets, other than goodwill, of $244 million, primarily for undeveloped mineral interests. These intangible assets are not subject to amortization and will be tested for impairment at least annually.

In addition to the asset allocations noted above, an additional $197 million of assets have been recorded as a result of the gross-up requirement of CICA 3465, “Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

The following tables set forth, on an unaudited pro forma basis, the consolidated results of operations of Placer Dome as if the acquisition of AurionGold had occurred on January 1, 2002 and January 1, 2001 respectively (millions of dollars except per share amounts). The pro forma information is not indicative of the combined company’s future results of operations.

	2002	2001
	$	$
Year ended December 31	(unaudited)	(unaudited)

Sales	1,524	1,594
Net earnings (loss)	118	(191)
Net earnings (loss) per share	0.30	(0.63)

The above unaudited pro forma summarized amounts have been prepared using the following parameters and assumptions:

•	Sales and Net earnings for 2002 reflect AurionGold’s operations as they existed after the acquisition of Delta Gold Limited (“Delta”) by Goldfields Limited (“Goldfields”) on December 31, 2001;

•	Sales and Net earnings for 2001 reflect AurionGold’s operations as if Delta had been acquired on January 1, 2001;

•	AurionGold’s sales and net earnings have been adjusted for applicable material differences between Australian and United States GAAP as well as for any material differences in accounting policies between AurionGold and Placer Dome;

•	AurionGold’s sales and net earnings for both years have been adjusted to remove the after-tax impact of material non-recurring transactions;

•	Placer Dome’s fair value purchase price allocation as at the actual acquisition date, October 31, 2002, has been used as the basis for adjusting depreciation and depletion expense for both years;

•	All of AurionGold’s metal contracts are exempt from FAS 133 as normal course sales as AurionGold physically settled the forward sales and other contracts at their designation dates during the 2 year period;

•	All of AurionGold’s foreign currency derivative contracts have been designated as cash flow hedges under FAS 133 and were 100% effective; and

•	Tax rates used in the above adjustments are based on AurionGold’s effective tax rates in 2001 and 2002.

(b)	Effective July 1, 2002, Placer Dome (CLA) Limited (“PDCLA”), a wholly-owned subsidiary of Placer Dome, and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, and the Kinross operations consisting of the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The final allocation of the net book value of the proportionate share of the assets contributed ($24 million) to the joint venture by PDCLA, to the proportionate share of the assets acquired has been to the operating and exploration assets contributed by Kinross ($33 million) with an offsetting provision for reclamation ($9 million). The Porcupine Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

4. Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Regional corporate offices provide support infrastructure to the mines in addressing local and regional issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

(a)	Product segments

	Sales by metal

	Years ended December 31

	2002	2001	2000
	$	$	$

Gold	945	941	1,081
Copper	289	291	343
Silver	25	33	39
Other	—	1	1

	1,259	1,266	1,464

(b)	Segment profit (loss)

	Years ended December 31

	Sales(i)			Depreciation and			Mine Operating
					Depletion		Earnings

	2002	2001	2000	2002	2001	2000	2002	2001	2000
	$	$	$	$	$	$	$	$	$

Canada
Campbell	60	54	68	12	13	13	12	(3)	12
Dome(ii)	38	88	86	10	18	18	(3)	1	4
Porcupine(ii)	27	—	—	5	—	—	2	—	—
Musselwhite	44	45	46	10	12	12	1	1	7

	169	187	200	37	43	43	12	(1)	23

United States
Bald Mountain	54	29	40	7	7	7	19	(10)	(3)
Cortez	197	191	179	25	28	27	86	71	92
Getchell(iii)	11	—	—	—	—	—	2	—	—
Golden Sunlight	34	55	58	3	15	12	—	5	4

	296	275	277	35	50	46	107	66	93

Australia
Henty(iv)	3	—	—	1	—	—	(1)	—	—
Granny Smith(v)	99	64	79	11	2	3	46	20	24
Kalgoorlie West(iv)	18	—	—	7	—	—	(2)	—	—
Kanowna Belle(iv)	17	—	—	7	—	—	1	—	—
Kidston(vi)	—	42	69	—	7	19	—	6	(5)
Osborne	68	70	72	18	22	21	4	2	7

	205	176	220	44	31	43	48	28	26

Papua New Guinea
Misima	48	49	64	1	3	11	14	8	(1)
Porgera(v)	118	102	127	28	28	27	(1)	(6)	19

	166	151	191	29	31	38	13	2	18

Chile
La Coipa	46	40	49	12	12	12	1	(4)	(3)
Zaldívar	230	224	281	44	43	59	42	50	83

	276	264	330	56	55	71	43	46	80

South Africa
South Deep	60	46	45	8	7	5	13	7	8

Metal hedging revenue	87	166	200	n/a	n/a	n/a	87	166	200
Currency hedging revenue	n/a	n/a	n/a	n/a	n/a	n/a	(8)	(18)	(26)
Other	—	1	1	4	1	5	(9)	(10)	(3)

	1,259	1,266	1,464	213	218	251	306	286	419

(i)	Of the total metal sales from mines located in Canada for the years 2002, 2001 and 2000, $136 million, $158 million and $114 million respectively, were domestic sales, and $33 million, $29 million, and $86 million respectively, were export sales to international bullion banks. All other sales were primarily to international bullion banks.

(ii)	Results include 100% of Dome Mine’s operating results up to June 30, 2002.
(iii)	Results from Getchell relate to third party ore sales in the first three quarters of 2002.
(iv)	Results include 100% of the mine operations of AurionGold from November 1, 2002 (see note 3(a)).
(v)	Results include 60% of Granny Smith Mine’s and 50% of Porgera Mine’s operations up to October 31, 2002 and 100% and 75% respectively, thereafter (see note 3(a)).
(vi)	The Kidston Mine was closed in July 2001 due to the depletion of ore.

5.	Write-downs of Mining Interests

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Mine asset impairment analyses were performed using a long-term gold price of $300/oz. for 2002, $275/oz. for 2001 and $300/oz. for 2000. For short-lived mines and stockpiled ore, a gold price of $300/oz. was used in 2002 and $275/oz. was used in 2001 and 2000. In 2001 and 2000, the Corporation determined that write-downs of the carrying values of certain assets were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $331 million (with nil tax effect), including $320 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $269 million primarily for property, plant and equipment, $27 million for the excess value ascribed to exploration potential and accruals of $24 million for reclamation and closure obligations.

In 2000, an $839 million non-cash charge ($634 million after tax), primarily consisting of $651 million for Getchell, $39 million for Osborne, $18 million for Porgera, $6 million for La Coipa, $3 million for Bald Mountain, $3 million for the Mulatos property and $119 million for Las Cristinas, was recorded. The provision at Getchell included a $585 million write-down of the excess value ascribed to exploration potential due to the absence of an ongoing drilling program outside the current area of interest in light of the current low gold price environment and reduced exploration spending. As well, the provision at Getchell included $40 million for mine development in the Getchell underground, $15 million for a portion of the mill, and $11 million for previously capitalized exploration, development costs and obsolete equipment. At Porgera, the write-down was comprised of reductions to stockpiles ($13 million) and capitalized development ($5 million). The provisions at Osborne and La Coipa primarily related to capitalized development and stockpiles, respectively. In the second quarter of 2000, the Corporation wrote off its $119 million investment in Las Cristinas as a review of options to resume development of the project, which was halted in July 1999, at a lower capital cost concluded it was not economic at current gold prices.

6.	Investment and Other Business Income

Consolidated investment and other income comprises the following:

	Years ended December 31

	2002	2001	2000
	$	$	$

Interest income	10	16	20
Dividend income(ii)	5	—	—
Gain and interest income on sale of water rights(i)	6	6	76
Foreign exchange gains (losses)	(2)	(4)	3
Gains on sales of assets and investments	9	—	9
Other	12	2	10

	40	20	118

(i)	In December 2000, Compañía Minera Zaldívar sold some of its water rights for a sum of $135 million receivable in fifteen equal installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a gain of $76 million ($49 million after tax) and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is recognized monthly.
(ii)	Represents dividend received from AurionGold prior to obtaining control on October 22, 2002. (see note 3(a)).

7.	Income and Resource Taxes

(a)	Details of income and resource tax expense (recovery) related to operations are as follows:

	Years ended December 31

	2002	2001	2000
	$	$	$

Income taxes
Current
Canada	8	2	6
Foreign	15	14	39
Future
Canada(i)	(32)	(21)	55
Foreign	32	(23)	(244)

	23	(28)	(144)

Mining taxes — Canada
Current	1	1	2
Future	1	(4)	(16)

	2	(3)	(14)

	25	(31)	(158)

(i)	Includes a provision of nil (2001 — $21 million; 2000 — $18 million) for taxes payable upon repatriation of funds to Canada.

(b)	The provision for income taxes based on pre-tax income (loss) before minority interests are as follows:

	Years ended December 31

	2002	2001	2000
	$	$	$

Canada	(58)	(196)	1
Foreign	202	(18)	(505)

	144	(214)	(504)

(c)	The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	Years ended December 31

	2002	2001	2000

Combined basic statutory tax rate(i)	39.6%	(44.5%)	(45.6%)
Non-taxable portion of investment (gains) losses	(0.9)	—	(4.3)
Non-deductible portion of asset write-downs	—	0.4	2.2
Expenses not deductible for income tax purposes(ii)	7.8	2.0	1.3
Mining and other resource taxes	1.1	(0.6)	(1.8)
Resource allowance	(3.1)	(0.1)	(1.3)
Depletion	(8.9)	(6.1)	(1.7)
Foreign earnings subject to different tax rates(iii)	(28.4)	(11.9)	0.5
Change in valuation allowance	(88.8)	30.6	12.3
Canadian tax provided on unrepatriated earnings	—	10.0	3.4
Foreign exchange	11.8	8.8	(0.3)
Capital losses expired on Australian reorganization	83.6	—	—
Other	3.6	(3.1)	4.0

Effective tax rate	17.4	(14.5%)	(31.3%)

(i)	Canadian federal income tax rate and weighted average of Canadian provincial income tax rates, including surtaxes.
(ii)	Comprising primarily non-deductible depreciation, amortization and depletion and non-deductible exploration expenditures.
(iii)	After taking into account applicable withholding taxes.

(d)	Future income and resource taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences in operations and the related future income tax amounts are as follows:

	Years ended December 31

	2002	2001	2000
	$	$	$

Depreciation and amortization	(31)	(11)	(37)
Exploration and development	(7)	(17)	7
Write-downs of mining interests	—	—	(203)
Taxes on repatriation of funds	—	21	18
Tax shield relating to preferred securities	8	8	9
Tax losses	(7)	(30)	(10)
Foreign exchange	21	(25)	(18)
Accrued withholding tax	4	4	1
Other	13	2	28

	1	(48)	(205)

(e)	Components of future income and resource tax assets and liabilities comprise:

	December 31

	2002	2001
	$	$

Future income and resource tax assets
Tax losses and credits	280	377
Other	447	353
Valuation allowance(i)	(190)	(317)

	537	413

Future income and resource tax liabilities
Capital assets	508	295
Other	230	206

	738	501

Future tax liability, net	201	88

Future tax liability (net) consists of:
Future tax assets – current	(3)	(4)
Future income and resource tax assets – long-term	(28)	(24)
Future tax liabilities – current	1	—
Future income and resource tax liabilities – long-term	231	116

	201	88

(i)	A Venezuelan subsidiary, which had tax losses valued at $42 million, was sold in 2001. A valuation allowance had been provided against these losses.

(f)	Loss and tax credit carry forwards are as follows as at December 31, 2002.

2002
Country	Category	$	Expiry

Australia(i) Canada Chile South Africa United States(i) Other	Operating losses Non-capital losses Operating losses Non-capital losses Operating – Regular tax(ii) Operating – Alternative minimum tax Alternative minimum tax credits Operating losses	25 137 464 63 98 148 20 1	n/a 2003-2008 n/a n/a 2012-2020 2012-2020 n/a 2003-2012

(i)	A valuation allowance has been provided on the United States loss and tax credit carry forward amounts and on Australian operating losses of $12 million.
(ii)	In 2002, United States net operating losses of $34 million (2001-$68 million) for regular income tax purpose were utilized.

     Canadian net capital losses of $42 million, which do not expire, have a valuation allowance provided against them.

(g)	Internal financing arrangements are utilized that require the payment of interest. Depending on the jurisdictions involved, withholding taxes may have to be paid. During 2002, withholding taxes of $4 million related to inter-company loans were incurred (2001 — $7 million).

(h)	Net income and resource tax payments were $18 million and $21 million in 2002 and 2001 respectively.

(i)	See Note 15(g) for a discussion of the impact of the reassessment of Ontario Mining Taxes.

8.	Inventories

Inventories comprise the following:

	December 31

	2002	2001
	$	$

Metal in circuit	87	83
Ore stockpiles	70	63
Materials and supplies	65	48
Product inventories	40	22

	262	216
Long-term portion of ore stockpiles	(56)	(48)

	206	168

9.	Other Assets

Other assets comprise the following:

	December 31

	2002	2001
	$	$

Sale agreement receivable(i)	72	75
Ore stockpiles(ii)	70	63
Investments(iii)	2	2
Other	28	27

	172	167
Current portion of other assets	(23)	(24)

	149	143

(i)	Balance relates to the sale of the CMZ water rights (see note 6).
(ii)	Includes $14 million (2001 — $15 million) of stockpiled ore which is expected to be processed in the following twelve months.
(iii)	At December 31, 2002, the quoted market value of the investments was $8 million (2001 — $3 million).

10.	Property, Plant and Equipment

(a)	Details of Placer Dome’s property, plant and equipment, including deferred stripping, are as follows:

	December 31, 2002			December 31, 2001

		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	$	$	$	$	$	$

Mineral properties and deferred development	2,380	(989)	1,391	1,820	(1,015)	805
Mine plant and equipment	2,412	(1,387)	1,025	2,291	(1,425)	866
Property under development(i)	362	—	362	109	—	109

	5,154	(2,376)	2,778	4,220	(2,440)	1,780

(i)	The significant components of the December 31, 2002 balance are $244 million for exploration potential on the properties acquired from AurionGold in 2002, primarily Kanowna Belle and Kalgoorlie West, and $95 million (2001 — $90 million) for the development of the South Deep Shaft at the South Deep Mine.

(b)	Property, plant and equipment (net), which includes deferred stripping and additions thereto by country are as follows:

	Property, Plant and		Additions to Property, Plant and
	Equipment		Equipment (i)

	December 31		Years ended December 31

	2002	2001	2002	2001	2000
	$	$	$	$	$

Australia	1,123	101	29	41	16
Chile	629	681	11	49	22
South Africa	413	373	42	51	43
Papua New Guinea	291	275	19	34	35
Canada	209	219	18	20	12
United States	113	131	28	26	67

	2,778	1,780	147	221	195

(i)	Includes deferred stripping of $19 million (2001 — $30 million; 2000 — $47 million).

11. Long-term Debt and Capital Leases

(a)	Consolidated long-term debt and capital leases comprise the following:

	December 31

	2002	2001
	$	$

Placer Dome Inc.
Bonds, unsecured
May 15, 2003 at 7.125% per annum	200	200
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
Medium — term notes, unsecured (i)	140	170
AurionGold Limited, unsecured (note 11 (c))	137	—
Capital leases (ii)	9	13

	686	583
Current portion	(341)	(36)

	345	547

(i)	The interest rates range from 6.1% to 8.0% and the notes mature between 2003 and 2026.

(ii)	The Group is obligated under capital leases for mobile mining equipment for remaining terms ranging from one to 5 years. All capital lease agreements provide that the Group can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2002 and 2001, $7 million and $7 million respectively, of leased property was included in plant and equipment, net of $11 million and $9 million, respectively, of accumulated depreciation and depletion.

(iii)	Anticipated requirements to meet long-term debt and capital lease repayments over the next five years from December 31, 2002 are as follows:

	Long-term	Capital
	debt	leases	Total
	$	$	$

2003	337	4	341
2004	—	3	3
2005	44	1	45
2006	32	1	33
2007	100	1	101
Thereafter	164	—	164

Long-term debt and capital lease obligations	677	10	687
Less amount representing interest	—	(1)	(1)

	677	9	686

(b)	Consolidated interest and financing expense comprise of:

	Years ended December 31

	2002	2001	2000
	$	$	$

Interest charges – long-term	41	45	46
Capitalized interest	(7)	(6)	(4)

Interest expense – long-term	34	39	42
Short-term interest and financing expense	9	8	10

Interest and financing expense	43	47	52

Interest payments – long-term	42	46	48
Weighted average interest rate	7.0%	7.2%	7.3%

(c)	At December 31, 2002, Placer Dome had unused bank lines of credit of $732 million comprised of A$5 million, CAD$25 million and credit facilities of $713 million with an international consortium of banks of which $400 million is fully committed until 2005, $280 million is extendable on an annual basis and $33 million revolving credit facility which has a maturity date of March 31, 2003. The funds are available for general corporate purposes. The majority of these facilities are long-term at interest rates determined with reference to LIBOR which at December 31, 2002 was 1.4% (three-month term).

At December 31, 2002, AurionGold had drawn $137 million from its own revolving credit facility. This bilateral facility was for a total of $170 million at LIBOR based interest rates. The outstanding amount drawn on this facility was repaid on January 31, 2003, see note 18(a) and the facility was terminated.

12. Deferred Credits and Other Liabilities

     Deferred credits and other liabilities comprise the following:

	December 31

	2002	2001
	$	$

Reclamation and post-closure obligations (note 15(a))	202	134
Pension liability (note 16)	28	27
Minority interest in subsidiaries	5	13
Other obligations and provisions	13	8

	248	182
Current portion of deferred credits and other liabilities	(19)	(12)

	229	170

13. Share Capital

(a)	Common shares issued and outstanding

	Shares	Amount
	(000's)	$

Balance, December 31, 1999	327,486	1,850
Exercise of share options	132	1

Balance, December 31, 2000	327,618	1,851
Exercise of share options	991	11

Balance, December 31, 2001	328,609	1,862
Issued for acquisition of AurionGold (note 3(a))	77,934	710
Exercise of share options	2,199	23

Balance, December 31, 2002	408,742	2,595

(b)	Share Options

As at December 31, 2002, Placer Dome had three stock based incentive plans: the Placer Dome Inc. (Getchell) 1996 Long-Term Equity Incentive Plan (“1996 LTIP”), the Placer Dome Inc. 1987 Stock Option Plan (“1987 Stock Option Plan”) and the Placer Dome Inc. 1993 Non-Employee Directors’ Stock Option Plan (“1993 Directors Plan”). The following table describes these plans:

		Options	Options
	Reserved	outstanding	exercisable

	Shares	Shares	Shares
	(000's)	(000's)	(000's)

1996 LTIP(i)	982	94	94
1987 Stock Option Plan(ii)	19,913	14,199	8,719
1993 Directors Plan(ii)	700	600	545

	21,595	14,893	9,358

(i)	Under the 1996 LTIP, options were granted to employees of Getchell Gold Corporation (“Getchell”) at an exercise price equal to the market price of Getchell shares on the date of the grant. Placer Dome assumed the obligations under the plan upon the merger with Getchell on May 27, 1999 and reserved for issuance a number of shares equal to the number of options then outstanding under the plan. All options granted under this plan are vested and expire no later than ten years from the grant date. No future grants will be made under this plan.

(ii)	Under the 1987 Stock Option Plan and the 1993 Directors Plan, options to purchase common shares of Placer Dome may be granted to employees and directors of Placer Dome and its subsidiaries for terms up to ten years, at an exercise price equal to the closing board lot sale price per share of Placer Dome shares traded on either the TSX or the NYSE (as determined by the Human Resources and Compensation Committee) on the day immediately preceding the date of grant. The vesting periods range from one to three years. The aggregate number of shares for which options may be granted under the 1987 Stock Option Plan and the 1993 Directors Plan shall not exceed 25,000,000 and 750,000 respectively.

     The following table contains information with respect to all option plans:

	Options denominated in CAD$			Options denominated in US$

	Shares	Price		Shares	Price
	(000's)	CAD$/share		(000's)	US$/share

Options outstanding, December 31, 1999	11,225	12.00 - 39.75		1,260	3.67 - 20.41
Granted	2,923	12.30 - 15.05	(i)	—	—
Exercised	(2)	12.00		(130)	3.67 - 9.69
Forfeited or expired	(1,343)	15.05 - 39.25		(701)	8.27 - 19.34

Options outstanding, December 31, 2000	12,803	12.00 - 39.75		429	5.10 - 20.41
Granted	4,500	12.69 - 16.85	(i)	—	—
Exercised	(939)	12.00 – 17.55		(50)	7.83 – 10.31
Forfeited or expired	(771)	12.30 – 39.25		(23)	5.56 - 18.52

Options outstanding, December 31, 2001	15,593	12.00 – 39.75		356	5.10 – 20.41
Granted	—	—		2,157	9.75 – 12.51
Exercised	(2,044)	12.00 – 19.60		(155)	5.56 – 12.55
Forfeited or expired	(840)	12.00 – 39.25		(175)	9.67 – 20.41

Options outstanding, December 31, 2002	12,710	12.40 – 39.75		2,183	5.10 – 19.24

(i)	The weighted average fair value of options granted in 2002, 2001 and 2000 was US$4.20, CAD$5.86 and CAD$5.28 per share, respectively.

The following table summarizes information about share options outstanding:

	December 31, 2002

	Options outstanding			Options exercisable

		Average	Weighted		Weighted
	Shares	life	average	Shares	average
Range of exercise prices	(000's)	(years)	price	(000's)	price

CAD$ options
$12.40-$19.45(i)	9,319	6.86	15.20	5,848	16.39
$19.46-$25.00	387	3.63	22.74	387	22.74
$25.01-$32.62	2,459	3.26	28.78	2,459	28.78
$32.63-$39.75	545	3.17	39.00	545	39.00

	12,710	5.91	19.07	9,239	21.29

US$ options
$5.10-$8.16	38	5.66	5.19	38	5.19
$8.17-$12.24	105	9.60	11.31	4	9.67
$12.25-$16.33	2,021	9.03	12.52	58	12.95
$16.34-$19.24	19	3.80	19.07	19	19.07

	2,183	8.95	12.39	119	11.34

(i)	Includes 2,016,891 Canadian dollar denominated stock options granted to non-Canadian employees for which variable accounting is applied. Of these 371,239 options are vested and 1,645,652 options are unvested and have an exercise price of CAD$12.69 per share.

(c)	In the fourth quarter of 2001, Placer Dome elected to early adopt CICA 3870, “Stock-based Compensation and Other Stock-based Payments”, as well as certain FASB interpretations in order to achieve consistency between the Corporation’s Canadian and U.S. accounting policy on stock-based compensation. These policies were adopted in the fourth quarter with prospective application from January 1, 2001. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of CICA 3870, the Corporation’s earnings (loss) and earnings (loss) per share on a Canadian basis would have been adjusted to the pro forma amounts indicated below:

	Year ended December 31

	2002	2001

Earnings (loss) – as reported	119	(188)
Earnings (loss) – pro forma	109	(202)
Earnings (loss) per share – as reported	0.30	(0.62)
Earnings (loss) per share – pro forma	0.27	(0.67)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	December 31

	2002	2001

Dividend yield	1.7%	1.11%
Expected volatility	30%	30%
Risk-free interest rate	4.31%	5.53%
Expected lives	10 years	10 years

(d)	Placer Dome first adopted a shareholders’ rights plan (the “Rights Plan”) in 1990. The current Rights Plan was approved by shareholders at the 2001 annual general meeting.

Under the Rights Plan, each “Voting Share” issued prior to the Separation Time (as defined below) carries with it one right (a “Right”). A Voting Share is any share or voting interest issued by the Corporation (collectively, the “Voting Shares”) entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the Common Shares. Each Right carries with it the right to purchase shares in Placer Dome, at a discounted price, under certain circumstances and in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain specified events cause the Rights to separate from the Voting Shares (the “Separation Time”). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire no later than the termination of Placer Dome’s annual meeting in 2004.

The Rights may be redeemed at a price of CAD$0.001 per right prior to a specified event but in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

If a person or group acting in concert acquires 20% or more of the Common Shares (or other class of Voting Shares) in a transaction that is not a “Permitted Bid” or a “Competing Permitted Bid”, the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares at a 50% discount from the Market Price (as defined). The Rights are not triggered by a “Permitted Bid”, which is essentially a takeover bid made to all shareholders for any or all of their shares. The “Permitted Bid” must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding Common Shares held by independent shareholders have been tendered to the bid. A “Competing Permitted Bid” is a take-over bid made after a “Permitted Bid” has been made and prior to its expiry that satisfies all of the provisions of a “Permitted Bid”, except that it must remain open for acceptance until a date that is not earlier than the later of 21 days after the “Competing Permitted Bid” is made and 60 days after the date of the earliest prior bid in existence when the “Competing Permitted Bid” is made. The entering into of certain revocable lock-up agreements to tender Common Shares into a takeover bid will not trigger the Rights.

(e)	The Corporation issued the following Canadian Originated Preferred Securities (“Preferred Securities”):

•	$200 million 85/8% Series A Preferred Securities due December 31, 2045 accruing interest from the date of issuance, payable quarterly commencing March 31, 1997.

•	$100 million 81/2% Series B Preferred Securities due December 31, 2045 accruing interest from the date of issuance, payable semi-annually commencing June 30, 1997.

The Series A and Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001 and December 17, 2006 respectively at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the “Maturity Amount”). The Corporation may, at its option, pay the Maturity Amount, by delivering Common Shares in which event the holder of the Securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the Securities will not be entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount. The principal amounts of the Preferred Securities, net of after tax issue costs of $5 million, have been classified as equity, and interest payments, on an after tax basis, are classified as dividends as the Corporation has the unrestricted ability to settle the amounts by issuing its own Common Shares.

At December 31, 2002 and 2001 the Corporation had $181 million and $76 million outstanding on its Series A and Series B Preferred Securities, respectively.

14. Financial Instruments with Off-Balance Sheet Risk and Fair Value of Financial Instruments

     The following table presents the carrying amounts and estimated fair values of Placer Dome’s financial instruments:

	December 31, 2002		December 31, 2001

	Carrying	Fair	Carrying	Fair
	Value	Value(i)	Value	Value(i)
	$	$	$	$

Financial Assets
Cash and cash equivalents	539	539	434	434
Short-term investments	7	7	6	6
Investments	2	8	2	3
Sale agreement receivable	72	72	75	75
Metal contracts	—	—	—	490
Financial Liabilities
Short-term and long-term debt and capital leases	686	720	585	577
Preferred securities	257	258	257	254
Metal contracts and options	206	100	—	—
Foreign currency contracts and options	24	24	—	26

(i)	Year-end quoted market prices for specific or similar instruments were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. For metal and currency contracts and options, the fair value is calculated using the spot and forward prices and volatilities as at year-end.

Placer Dome enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Financial instruments which subject Placer Dome to market risk and concentrations of credit risk consist primarily of cash and short-term investments, forward contracts and option contracts for currencies and metals. Placer Dome places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Corporation continually monitors the market risk of its activities.

At December 31, 2002, based on the spot prices of $343 per ounce for gold, $4.67 per ounce for silver and $0.70 per pound for copper, the unrealized mark-to-market values of Placer Dome’s precious metals and copper sales programs were approximately negative $100 million and $1 million, respectively. Offsetting the negative $100 million, Placer Dome has $208 million accrued in Deferred Commodity and Currency Derivatives liability at December 31, 2002 primarily related to the fair value of AurionGold’s precious sales program as part of the AurionGold purchase price equation. For the currency program, if Placer Dome closed out its currency forward and option contracts on December 31, 2002, the cost would have been approximately $24 million (based on foreign exchanges rates of C$/US$1.5796 and A$/US$1.7649).

	2003	2004	2005	2006	2007	2008	2009+	Total

Gold (000’s ounces):
Forward contracts(i)
US $ denominated fixed contracts
Amount	570	542	697	498	230	250	150	2,937
Average price ($/oz.)	427	405	352	336	352	378	389	378
US$ denominated fixed interest floating lease rate
Amount	—	—	161	317	517	449	1,785	3,229
Average price ($/oz.)	—	—	465	423	439	427	489	465
A $ denominated forward contracts
Amount	444	590	598	575	544	379	406	3,536
Average price ($/oz.)	307	309	318	328	338	350	384	331

Total Forward contracts	1,014	1,132	1,456	1,390	1,291	1,078	2,341	9,702

Call options sold and cap agreements(ii)
US $ denominated contracts
Amount	—	500	230	180	100	200	—	1,210
Average price ($/oz.)	—	337	365	359	367	392	—	357
A $ denominated contracts
Amount	87	39	49	57	27	27	10	296
Average price ($/oz.)	305	304	312	323	348	357	392	321

Total Call option sold and cap agreements	87	539	279	237	127	227	10	1,506

Call options purchased(iii)
US $ denominated
Amount	395	—	—	—	—	—	—	395
Average price ($/oz.)	461	—	—	—	—	—	—	461

Total Firm committed ounces(iv)	706	1,671	1,735	1,627	1,418	1,305	2,351	10,813

Barrier call options sold(v)
Knock-in (up and in)
Amount	54	96	182	102	28	—	80	542
Average price ($/oz.)	313	304	295	296	318	—	311	303
Average barrier level ($/oz.)	352	337	323	329	361	—	311	330
Knock out (down and out)
Amount	55	86	229	170	81	155	504	1,280
Average price ($/oz.)	311	301	305	316	322	353	336	325
Average barrier level ($/oz.)	272	268	263	269	281	278	275	272

Total Maximum committed ounces(vi)	815	1,853	2,146	1,899	1,527	1,460	2,935	12,635

Barrier call options purchased(vii)
Knock-in (down and in)
Amount	88	117	161	146	128	74	52	766
Average price ($/oz.)	307	310	317	313	316	316	339	315
Average barrier level ($/oz.)	296	297	293	286	283	279	279	288
Knock out (up and out)
Amount	201	256	242	234	239	174	159	1,505
Average price ($/oz.)	296	299	313	330	350	366	408	333
Average barrier level ($/oz.)	313	320	331	348	361	376	399	331

Total Minimum committed ounces(viii)	417	1,298	1,332	1,247	1,051	1,057	2,140	8,542

Put options purchased(ix)
Amount	847	610	145	170	158	122	229	2,281
Average price ($/oz.)	317	321	407	398	412	403	394	349

Put options sold(x)
Amount	815	320	80	80	—	—	—	1,295
Average price ($oz.)	270	265	250	250	—	—	—	266

2003

Silver (000’s ounces):
Fixed forward contracts(i)
Amount	1400
Average price ($/oz.)	5.66
Call options sold
Amount	1200
Average price ($/oz.)	5.50

Total committed
Amount	2600

Put options purchased(x)
Amount	1200
Average price ($/oz.)	4.90

Copper (millions of pounds):

Fixed forward contracts(i)
Amount	49.6
Average price ($/lb.)	0.76
Call options sold
Amount	49.6
Average price ($/lb.)	0.82

Total committed
Amount	99.2

Put options sold(x)
Amount	39.7
Average price ($/lb.)	70.3

(i)	Forward sales contracts — Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)	US$ denominated fixed forward contracts — a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)	Fixed interest floating lease rate contracts — a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)	A$ denominated forward contracts — a sales contract denominated in Australian dollars that has been converted to US dollars at an exchange rate of 1.7649. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

(ii)	Call options sold and cap agreements — Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options.

(iii)	Call options purchased — Call options purchased by the Corporation provide the Corporation with the right, but not the obligation, to purchase the commodity from the counter-party at a predetermined price on the exercise date of the option. All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(iv)	Firm Committed ounces — Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any barrier option commitments, whether bought or sold.

(v)	Barrier call options sold — Barrier call options sold are option contracts denominated in Australian dollars that have been converted to US dollars at an exchange rate of 1.7649. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Barrier options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of December 31, 2002, the positions disclosed as barrier call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(vi)	Maximum committed ounces — Maximum committed ounces is the total of firm committed ounces and barrier call options sold. This total represents the maximum committed ounces in each period, provided the barrier call options sold are not extinguished or are activated and the barrier call options purchased are not activated.

(vii)	Barrier call options purchased — Barrier call options purchased are option contracts denominated in Australian dollars that have been converted to US dollars at an exchange rate of 1.7649. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Barrier options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of December 31, 2002, the positions disclosed as barrier call options purchased have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options purchased.

(viii)	Minimum committed ounces — Minimum committed ounces is the total of firm committed ounces less barrier call options purchased. This total represents the minimum committed ounces in each period, provided the barrier call options sold are extinguished or not activated and the barrier call options purchased are activated.

(ix)	Put options purchased — Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options.

(x)	Put options sold — Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At December 31, 2002, Placer Dome’s consolidated foreign currency program consists of:

	2003	2004	2005	2006	2007
	$	$	$	$	$	Total

Canadian Dollars (millions USD)
Fixed forward contracts(i)
Amount	8	—	—	—	—	8
Average rate (CAD/USD)	1.5177	—	—	—	—	1.5177
Put options sold(iii)
Amount	14	—	—	—	—	14
Average rate (CAD/USD)	1.5925	—	—	—	—	1.5925

Total committed
Amount	22	—	—	—	—	22
Average rate (CAD/USD)	1.5653	—	—	—	—	1.5653

Call options purchased(ii)
Amount	14	—	—	—	—	14
Average rate (CAD/USD)	1.5207	—	—	—	—	1.5207

Australian Dollars (millions USD)
Fixed forward contracts(i)
Amount	24	24	24	24	—	96
Average rate (AUD/USD)	1.8864	1.8950	2.0602	2.0670	—	1.9771
Put options sold(iii)
Amount	60	58	39	36	17	211
Average rate (AUD/USD)	1.5854	1.5145	1.6257	1.6374	1.6462	1.5874

Total committed
Amount	84	82	63	61	17	307
Average rate (AUD/USD)	1.6714	1.6260	1.7905	1.8073	1.6462	1.7094

Call options purchased(ii)
Amount	79	93	39	37	17	265
Average rate (AUD/USD)	1.4170	1.4293	1.5708	1.5390	1.6088	1.4734

(i)	Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

(ii)	Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

(iii)	Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

15. Commitments and Contingencies

(a)	Although the ultimate amount of reclamation and other post-closure obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of these costs to be $312 million as at December 31, 2002, and has accrued through charges to earnings of $27 million, $24 million, and $24 million in 2002, 2001, and 2000, respectively. The aggregate accrued obligation as at December 31, 2002, included with Deferred credits and other liabilities (note 12), was $202 million (2001 — $134 million).

With the closure of the Kidston Mine in 2001 and the planned closure of the Golden Sunlight and Misima mines in 2003 and 2004, respectively, and the increase in the accrual for the closed Equity mine, Placer Dome anticipates spending approximately $28 million on reclamation and closure of these sites over the next 3 years.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations:

(i)	Placer Dome has provided security in the form of a letter of credit for site rehabilitation and long-term acid drainage treatment at the closed Equity Silver Mine pursuant to the terms of an amended reclamation permit issued by the British Columbia provincial government in 1996. At December 31, 2002, the security provided totalled CAD$23 million (US$14 million). As provided for under the amended reclamation permit, the level of security is reviewed approximately every 5 years. In 2001, a review was completed by a committee comprising of government, community and Placer Dome members, and recommendations were provided to the provincial government for their consideration in amending the reclamation permit. The level of security was reduced to approximately CAD$23 (US$ 14) million, and the revised amount was posted in 2002. The next review is scheduled for the year 2005 may occur sooner because of the flooding encountered at the site in the spring of 2002.

(ii)	The Golden Sunlight Mine in Montana is required by the state government to provide security by way of a bond for reclamation obligations. The bond, presently at $55 million, has been guaranteed by the Corporation. The bonding requirement could be incrementally increased to $63 million over the next six years depending on the amount of new land disturbance that occurs each year. Placer Dome’s assessment of the ultimate post-closure expenditures, based on reclamation work done to date, is that they will be substantially less than the $55 million bonding requirement.

(iii)	The Cortez Joint Venture (100%), Getchell and Bald Mountain mines in Nevada have provided securities totalling $56 million by way of bonds for reclamation obligations to the state and federal governments. The bonds have been guaranteed by the Corporation.

(iv)	Placer Dome Asia Pacific has provided bank guarantees totalling A$61 million (US$34 million), the majority of which were provided to the Australian State Government for post closure reclamation costs.

(v)	Placer Dome (CLA) Limited has provided letters of credit totalling C$23 million (US$14 million) to the Ontario government for reclamation obligations relating to the Campbell, Dome and Musselwhite (PDI share) mines and the closed Detour mine.

(b)	In June 1995, in U.S. District Court in Reno, Nevada, Placer Dome U.S. Inc. won a jury verdict against ECM, Inc. (“ECM”) concerning charges by ECM of fraud and misrepresentation. On appeal, the Ninth Circuit Court of Appeals affirmed the jury’s verdict, but also held that the trial court should not have summarily decided that Placer Dome U.S. did not owe duties to ECM as a tenant in common. On remand, the district court held that the Ninth Circuit had remanded a single claim for violation of an area of influence covenant.

In July 2000, the district court granted Placer Dome’s motion for summary judgment on ECM’s remaining claim. ECM again appealed to the Ninth Circuit Court of Appeals. While the appellate court upheld the district court’s summary judgment ruling, it also held that the district court had erroneously failed to consider ECM’s separate claim that Placer Dome U.S. had breached a duty of disclosure to ECM. On December 26, 2001, the appellate court remanded the case to the district court to determine whether summary judgment should have been entered on that claim as well. In March 2002, Placer Dome U.S. asked the district court to grant summary judgment on this remaining claim. The parties have fully briefed this issue and are awaiting the district court’s decision. Management believes that it will, on balance, be successful in this matter and, accordingly, no loss accrual has been made.

(c)	In September 1996, the Cortez Joint Venture submitted an Amendment to the Pipeline Plan of Operations for the Pipeline Infiltration Project with the Battle Mountain, Nevada Field Office of the Bureau of Land Management. The Plan Amendment expands by 600 acres the area of infiltration that Cortez may use to infiltrate mine dewatering water associated with dewatering of the Pipeline pit. A final Environmental Assessment was issued by the BLM in February of 1999. A Finding of No Significant Impact and Decision Record approving the Plan Amendment was issued by the BLM in March of 1999. In April of 1999, a Notice of Appeal was filed with the Interior Board of Land Appeals by the Western Shoshone Defense Project. In summary, the Western Shoshone Defense Project is alleging that the Pipeline Infiltration Project will degrade public lands in violation of federal and state law, violates the National Environmental Policy Act, and violates federal mining laws. The IBLA has yet to rule on the merits of this appeal. Mining in accordance with the permit will continue pending a decision from the IBLA. Management believes it will, on balance, be successful on this appeal, and, accordingly, no loss accrual has been made.

(d)	In September 1996, the Cortez Joint Venture (“CJV”) submitted an Amendment to the Pipeline Plan of Operations for the South Pipeline Project with the Battle Mountain, Nevada Field Office of the Bureau of Land Management (“BLM”). The Plan Amendment allows mining and processing of the South Pipeline deposit. A Record of Decision and Plan of Operations Approval allowing the mining and processing of the South Pipeline deposit (the “permit”) was issued by the

BLM in June of 2000. In July of 2000, a Notice of Appeal and Petition for Stay Pending Appeal was filed with the Interior Board of Land Appeals (“IBLA”) by Great Basin Mine Watch, the Western Shoshone Defense Project and the Mineral Policy Center. On January 9, 2001, the IBLA denied the petition for stay. A review of the merits of the appeal by the IBLA is pending. Mining in accordance with the permit will continue pending a decision from the IBLA. Management believes it will, on balance, be successful on this appeal, and, accordingly, no loss accrual has been made.

(e)	Much of the Corporation’s mineral reserves and operations within the U.S. occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. The U.S. Department of Interior (“Interior Department”) issued a legal opinion on November 7, 1997, which limited the number of mill sites which could be located based upon a one-to-one ratio between the number of mill sites and the associated mining claims. In November of 1999, the U.S. Congress, as part of the fiscal year 2000 Interior Appropriations legislation, precluded the Interior Department, for fiscal years 2000 and 2001, from applying the mill site ratio requirement to those mining operations which had an approved or pending plan of operations as of the date of the 1997 Solicitor’s opinion.

On October 3, 2001, the Department of Interior instructed the BLM not to apply the previous administration’s mill site limitation to any plans of operations that the BLM approved before November 29, 1999 or that were submitted to the BLM before November 7, 1997. Further, the Department of Interior instructed its Solicitor to undertake a review of the previous mill site opinions and memoranda.

On November 21, 2000, the Interior Department issued a final rule amending the 43 C.F.R. Subpart 3809 regulations which govern reviews and approvals of mining plans of operations. This rule, which took effect on January 20, 2001, increased the BLM’s regulatory authority and imposed new requirements for mining operations on federal lands. In response to concerns raised by the mining industry and certain western states, on October 30, 2001, the BLM issued further revisions to the 3809 regulations which removed many of the most burdensome provisions and performance standards from the November 21, 2000 rule. The latest revised regulations are currently the subject of a lawsuit filed by environmental groups in the U.S. District Court for the District of Columbia.

(f)	The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality (“DEQ”) in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the expansion approval by DEQ violates certain Montana regulations and the Montana Constitution because the permit conditions do not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $20 million. No additional closure accruals have been made for the partial backfill option. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the “Legislature”) held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. Following that amendment, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, followed by a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill, and that the Record of Decision based on the enactment should be set aside. On March 21, 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act (“MMRA”) violates the Montana Constitution as it eliminates an effective reclamation tool, and that the Record of Decision based thereon should be set aside. On June 27, 2002, the Court entered the judgement based on the March 21 ruling. The judgement requires the DEQ to proceed to implement partial backfill as the reclamation option for amendment 010 to the Golden Sunlight operating plan in accordance with the procedures required by the MMRA and to make appropriate adjustments to the reclamation bond sufficient to ensure reclamation under the partial pit backfill alternative. In accordance with these procedures, Golden Sunlight has presented its concerns as to the unsuitability of backfill as the appropriate method of pit reclamation in a submission required pursuant to an October 23, 2002 Order from the DEQ. This submission also seeks an appropriate amendment to the Record of Decision. The plaintiff groups have asked the district court to require the agency to require Golden Sunlight to post additional bond, during the pendency of proceedings examining the suitability of the partial backfill option, to assure execution of the partial backfill option if it is selected. Both the DEQ and Golden Sunlight have asked the District Court to confirm the DEQ decision that the bond will be adjusted as necessary only following a decision finally selecting the mine pit reclamation alternative. Meanwhile, an appeal of the underlying district court decision invalidating the most recent statute and the previous DEQ decision has been initiated in the Montana Supreme Court. Golden Sunlight believes that the final record will support a more environmentally sound pit reclamation alternative than partial backfill and accordingly no additional closure accrual has been made. Mining in accordance with the permit is expected to continue during these proceedings.

(g)	In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, income for Ontario mining tax purposes will increase by approximately $11 million for the years in question resulting in taxes and related interest of $1 million. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Income for Ontario mining tax purposes will increase by approximately $83M for these two taxation years and the taxes and related interest total $14 million. PDC and PDCLA paid all taxes and related interest up and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. The Corporation has filed an appeal of the decision to the Ontario Court of Appeal and expects the case to be heard in the fourth quarter of 2003. Despite the ruling at the Superior Court level, outside counsel’s view is that on balance, Placer Dome should prevail on appeal. Should Placer Dome lose however, the total cash tax payable would be approximately $60 million of which $15 million has been paid as noted above.

(h)	On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Act will come into operation on a date fixed by the President by proclamation. It is expected that commencement of the Act will not be proclaimed until the related instruments (including regulations and the Charter and money bill discussed below) have been introduced, finalized and brought into operation.

The Act provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights will have five years to lodge their rights for conversion into new mining rights in terms of the Act. The conversion requirements are set out in the Act. Old order mining rights will continue in force during the conversion period.

The Act calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) that will set out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans (“HDSAs”) in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, of which five are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 26% over 10 years. The government has indicated an interim target of 15% over 5 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. To date, no such money bill has been introduced in Parliament or released for public comment.

At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and related instruments and assess their impact on current operations and future development at South Deep.

(i)	At December 31, 2002, Placer Dome has outstanding commitments aggregating $30 million under capital expenditure programs, primarily at the South Deep mine.

(j)	Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

16. Pension Plans

Placer Dome has both defined benefit and defined contribution pension plans covering substantially all of its employees. Pension benefits are based, in defined benefit plans, on employees’ earnings and/or years of service. The defined benefit plans are funded currently by contributions from the Corporation or its subsidiaries, based on periodic actuarial estimates and statutory requirements. Contributions to defined contribution plans are based on specified percentages of salaries.

Pension expenses are comprised of:

	Years ended December 31

	2002	2001	2000
	$	$	$

Defined benefit plans:
Service costs (benefits earned during the period)	8	6	6
Interest costs on projected benefit obligations	9	8	8
Expected return on plan assets	(8)	(7)	(8)

	9	7	6
Defined contribution plans	1	3	3

	10	10	9

     The status of defined benefit plans as at December 31, 2002 and 2001 is as follows:

	December 31

	Plans where assets exceed		Plans where accumulated
	accumulated benefits		benefits exceed assets

	2002	2001	2002	2001
	$	$	$	$

Change in plan assets
Fair value of plan assets at beginning of year	55	86	37	30
Actual return on plan assets	(4)	(9)	(3)	(1)
Employer contribution	1	1	6	3
Benefits paid	(10)	(8)	(7)	(3)
Reclassification of balance at beginning of year(i)	(20)	(9)	20	9
Other(iii)	13	(6)	—	(1)

Fair value of plan assets at end of year	35	55	53	37

Change in benefit obligations
Benefit obligations at beginning of year	52	64	70	58
Service cost	4	3	4	3
Interest cost	2	3	7	4
Actuarial loss (gain)	(2)	2	5	1
Benefits paid	(10)	(9)	(7)	(3)
Reclassification of balance at beginning of year(i)	(28)	(9)	28	9
Other(iii)	12	(2)	—	(2)

Benefit obligations at end of year	30	52	107	70

Plan assets in excess of (less than) projected benefit obligations	5	3	(54)	(33)
Unamortized transition surplus	—	(3)	(3)	1
Unamortized experience loss	6	11	29	7

Accrued pension asset (liability)(ii)	11	11	(28)	(25)

(i)	Due to movement of pension plans from net funded to net unfunded positions.
(ii)	Substantially all of the $28 million (2001 — $25 million) which is unfunded relates to plans that, at this time, cannot be funded by tax deductible contributions.
(iii)	Includes the balances of AurionGold Limited at beginning of year.

In determining the present value of accumulated plan benefits and current service pension cost as of December 31, 2002, the weighted average discount rates and expected rates of return on plan assets used vary from 5.5% to 8% (2001 – 6% to 8%) and the salary escalation rates assumed vary from 3% to 4% (2001 – 3% to 4%). The rates used reflect management’s and actuarial assessments of the economic conditions in each of the countries in which Placer Dome operates. The amortization periods for unrecognized gains, losses, surpluses and deficits associated with pension plans vary from 11 to 17 years and are based on the expected average remaining service life of each employee group.

17. Supplementary Information

(a)	Change in non-cash working capital comprises:

	Years ended December 31

	2002	2001	2000
	$	$	$

Accounts receivable	(5)	50	(73)
Inventories	(6)	34	8
Accounts payable and accrued liabilities	(10)	(59)	(13)
Income and resource taxes payable	8	2	(5)

Changes in non-cash operating working capital	(13)	27	(83)

(b)	The following tables present additional financial information related to proportionate interests in joint ventures:

	December 31

	2002	2001
	$	$

Current assets	151	118
Non-current assets	1,033	1,122
Current liabilities	143	135
Non-current liabilities	593	566

	Years ended December 31

	2002	2001	2000
	$	$	$

Revenues	557	516	544
Cost and expenses	(415)	(446)	(550)

Earnings before taxes and other items	142	70	(11)
Net earnings (loss)	116	102	11
Cash from:
Operating activities	176	187	213
Financing activities	31	99	32
Investing activities	(109)	(130)	(112)

(i)	Includes the Corporation’s joint venture interests in the Musselwhite, Cortez, Granny Smith (see note 3(a)), La Coipa, Porgera (see note 3(a)) and South Deep mines. The results of Granny Smith are included for the period ended October 22, 2002, when Placer Dome acquired control of AurionGold, which owned the remaining 40% of the Granny Smith Joint Venture.

18. Subsequent Events

(a)	On January 31, 2003, Placer Dome repaid $137 million of debt assumed in the purchase of AurionGold with cash (see note 11(c)).

(b)	On February 11, 2003, Placer Dome announced that it had exercised its option to become joint venture manager and earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from NovaGold Resources Inc. Placer Dome can vest its additional 40% if it expends a minimum of $30 million, completes a feasibility study and makes a decision to construct a mine on the property at a production rate of not less than 600,000 ounces of gold per year by November 13, 2007. If Placer Dome chooses to terminate such expenditures and not to complete its earn-in, joint venture management would revert to NovaGold and Placer Dome retains its 30% participating interest.